  As filed with the Securities and Exchange Commission on January ____, 1998
                                                    Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   ---------------

                                       FORM S-2
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ---------------

                                 TOWNE BANCORP, INC.
                (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Ohio                                            34-1704637
  (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)

                                     P.O. Box 202
                                Perrysburg, Ohio 43551
                                    (419) 874-2090
            (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
               AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ---------------

                                 Jerome C. Bechstein
                        President and Chief Executive Officer
                                 Towne Bancorp, Inc.
                                     P.O. Box 202
                                Perrysburg, Ohio 43551
                                    (419) 874-2090
              (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                      INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ---------------

                             Copies of Correspondence to:

                               H. Grant Stephenson, Esq.
                           Porter, Wright, Morris & Arthur
                                The Huntington Center
                                 41 South High Street
                                 Columbus, Ohio 43215
                                    (614) 227-1975

                                   ---------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                   ---------------

                           CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                PROPOSED            PROPOSED
   TITLE OF EACH CLASS                          MAXIMUM             MAXIMUM         AMOUNT OF
   OF SECURITIES TO BE        AMOUNT TO BE   OFFERING PRICE        AGGREGATE       REGISTRATION
       REGISTERED              REGISTERED     PER SHARE (1)   OFFERING PRICE (1)       FEE
-----------------------------------------------------------------------------------------------
Common Stock, without
par value. . . . . . . . . .    370,761          $14.50           $5,376,035       $1,585.93
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(j) on the basis of the maximum price at which the Company sold the Common Stock, which is the subject of the rescission offer represented by this Registration Statement.

                                   ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  TABLE OF CONTENTS

                                                                        PAGE

LETTER TO SHAREHOLDERS
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . .    2
  The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
  Rescission Offer . . . . . . . . . . . . . . . . . . . . . . . . . .    2
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
THE RESCISSION OFFER . . . . . . . . . . . . . . . . . . . . . . . . .    5
  Background and Purpose . . . . . . . . . . . . . . . . . . . . . . .    5
  The Rescission Offer
  Source of Funds. . . . . . . . . . . . . . . . . . . . . . . . . . .    6
  Conditions to the Rescission Offer . . . . . . . . . . . . . . . . .    6
  State Securities Laws. . . . . . . . . . . . . . . . . . . . . . . .    7
  Effect of Rescission Offer . . . . . . . . . . . . . . . . . . . . .    9
  Acceptance . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
MARKET FOR THE SHARES. . . . . . . . . . . . . . . . . . . . . . . . .    10
BUSINESS
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
  Effects of Government Monetary Policy. . . . . . . . . . . . . . . .    12
  Competition. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Employees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Director Compensation. . . . . . . . . . . . . . . . . . . . . . . .    14
  Executive Compensation . . . . . . . . . . . . . . . . . . . . . . .    14
  Certain Relationships and Related Transactions . . . . . . . . . . .    14
MANAGEMENTS DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS
OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
GOVERNMENT REGULATION. . . . . . . . . . . . . . . . . . . . . . . . .    17
  General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17
  Federal Bank Holding Company Regulation. . . . . . . . . . . . . . .    17
  State Bank Holding Company Regulation. . . . . . . . . . . . . . . .    18
  Federal and State Regulation . . . . . . . . . . . . . . . . . . . .    18
  Deposit Insurance. . . . . . . . . . . . . . . . . . . . . . . . . .    20
  Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20
  Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . .    20
  Monetary Policy. . . . . . . . . . . . . . . . . . . . . . . . . . .    22
  Proposed Legislation and Future Regulatory Policies. . . . . . . . .    22
DESCRIPTION OF SHARES. . . . . . . . . . . . . . . . . . . . . . . . .    22
ANTITAKEOVER MEASURES. . . . . . . . . . . . . . . . . . . . . . . . .    23
INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .    30
INDEX TO THE COMPANY'S FINANCIAL STATEMENTS . . . . . . . . . . . . .    F-1

To Shareholders of Towne Bancorp, Inc.

    Towne Bancorp, Inc. (the "Company") has delivered to you a Prospectus, dated December __, 1997 (the "Prospectus"). Under the Prospectus, the Company has offered, subject to the satisfaction of certain conditions, to rescind the Company's sale of common stock, without par value, of the Company (the "Shares") to individuals who purchased the Shares directly from the Company between _______, 1992 and _______, 1996 (the "Rescission Offer"). In connection with the Rescission Offer, the Company has offered to pay to those shareholders who accept the Rescission Offer, a price equal to the price paid for the Shares, plus interest from the date of the purchase of the Shares by the shareholder through the date of repayment by the Company (the "Rescission Price").

    The Company is making the Rescission Offer described in the Prospectus because the Company has been advised that the Company possibly violated the provisions of the applicable federal and state securities laws in connection with the offer and sale of the Shares to the undersigned. The Company is making the Rescission Offer to reduce or eliminate any contingent liability resulting from potential claims by shareholders arising as a result of the possible violations of the Securities Act of 1933, as amended (the "Act"), and state securities laws. This offer is open until 5:00 p.m., Perrysburg, Ohio time on _______ __, 1998 (the "Expiration Date").

    A shareholder accepting the Rescission Offer must sell the Shares to the Company for the Rescission Price by following the procedures outlined below. A shareholder may retain the Shares by completing the attached form indicating a rejection of the Rescission Offer.

    The federal securities laws and most state laws provide for rights of redress (in the form of rescission, or damages if the security has been sold) for purchasers of securities sold in violation of the applicable registration provisions of such laws. In certain instances a rejection of, or failure to accept or reject, the Rescission Offer as set forth below may not terminate your rights of rescission, or damages (if you no longer own the security) under applicable federal or state laws (See "The Rescission Offer" in the Prospectus).

    In addition, the Company is seeking ratification of all actions taken in connection with the increase of its authorized common stock, without par value, to 800,000 shares, which was effected by the filing of the Company's Second Amended and Restated Articles of Incorporation on December 23, 1997. A rejection of the Rescission Offer will also serve as your ratification of the actions taken to increase the Company's authorized common stock, without par value, to 800,000 shares.

PROCEDURE FOR ACCEPTING OR REJECTING THIS RESCISSION OFFER:

    After you have reviewed the Prospectus, please review the attached form which relates to your Shares. Please (a) fill in your name as it appears on your stock certificate, (b) indicate your choice as to "rejection" or "acceptance" of the Rescission Offer and (c) execute and return the executed form to the Company prior to the Expiration Date, together with your stock certificate duly endorsed designating it "For Rescission" on the back. You must make sure that you endorse the certificate and have your signature guaranteed by your bank.

    If you return the form indicating your rejection of the Rescission Offer, you keep your Shares and need to do nothing further. If the conditions to the Rescission Offer are satisfied, shareholders who have properly accepted Rescission Offer, will be paid the Rescission Price.

    Notwithstanding the foregoing, if the Company does not have or otherwise cannot obtain sufficient funds to repurchase the rescinded shares within _______ days of the date of the

Prospectus, rescinded certificates will be returned to each rescinding shareholder by the Company and each shall be instructed to hold such certificates until the Company has the necessary cash for the repurchase of such shares to be tendered. Those shareholders may have to wait an undetermined period of time before receiving payment. In addition, offerees who accept rescission will receive accumulated interest from the date of purchase to the date of actual payment by the Company for the rescinded shares. The mandated annual interest rate varies depending upon the respective state of residence of each rescinding shareholder as follows: if you are an Ohio resident the interest rate is __% per annum and if you are a Michigan resident the interest rate is ___% per annum.

                                  By order of the Board of Directors,

                                  TOWNE BANCORP, INC.


                                  By:  /s/
                                       --------------------------------------
                                       Jerome C. Bechstein, President and CEO

                NOTICE OF ACCEPTANCE OR REJECTION OF RESCISSION OFFER


TO BE FILLED IN BY TOWNE BANCORP, INC. SHAREHOLDERS

1. I (we), as shareholders of the Company, have been provided with a Prospectus dated December __, 1997.

2.  I (we),_____________________________________________
         (joint ownership - please print both names)

         _____________________________________________

         _____________________________________________
                   (address)

    (PLEASE INDICATE YOUR SELECTION OF ONE OF THE FOLLOWING OPTIONS)

________ REJECT THE RESCISSION OFFER AND WILL KEEP MY TOWNE BANCORP, INC.
         SHARES. THE UNDERSIGNED HEREBY RATIFIES ALL ACTIONS TAKEN BY THE SHAREHOLDERS, OFFICERS AND DIRECTORS OF THE COMPANY IN CONNECTION WITH THE INCREASE IN THE NUMBER OF THE COMPANY'S AUTHORIZED COMMON SHARES, WITHOUT PAR VALUE, TO 800,000 SHARES. THE UNDERSIGNED, FOR GOOD AND VALUABLE CONSIDERATION, HEREBY RELEASES AND FULLY DISCHARGES THE COMPANY, THE DIRECTORS AND OFFICERS OF THE COMPANY FROM ANY AND ALL RIGHTS, CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, LOSSES, AND EXPENSES OF ANY KIND ARISING IN CONNECTION WITH THE MATTERS DESCRIBED IN THE PROSPECTUS.

________ ACCEPT THE RESCISSION OFFER AND HEREBY RE-SELL ALL OF THE TOWNE
         BANCORP, INC. SHARES SOLD TO ME (US) DIRECTLY BY THE COMPANY DURING THE PERIOD INDICATED IN THE PROSPECTUS. I HEREBY RETURN THE TOWNE BANCORP, INC. SHARES, DULY COUNTERSIGNED WITH SIGNATURE GUARANTY FROM MY BANK, AND MARKED "FOR RESCISSION" IN EXCHANGE FOR THE PAYMENT OF THE PURCHASE PRICE TOGETHER WITH APPLICABLE INTEREST THEREON. THE UNDERSIGNED, FOR GOOD AND VALUABLE CONSIDERATION, HEREBY RELEASES AND FULLY DISCHARGES THE COMPANY, THE DIRECTORS AND OFFICERS OF THE COMPANY FROM ANY AND ALL RIGHTS, CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, LOSSES, AND EXPENSES OF ANY KIND ARISING IN CONNECTION WITH THE MATTERS DESCRIBED IN THE PROSPECTUS.


Signature(s): ____________________________       Date:  _______________

              ____________________________
              (print name)

              _____________________________      Date:  _______________

              _____________________________
              (print name)

                                                                      PROSPECTUS
                                 TOWNE BANCORP, INC.

                            370,761 Shares of Common Stock


     Towne Bancorp, Inc. (the "Company") hereby offers (the "Rescission Offer") to purchase shares of the Company's common stock, without par value (the "Shares") from those shareholders of the Company who purchased the Shares directly from the Company from 1992 through 1996, subject to the terms and conditions set forth herein. See "The Rescission Offer." The Company is offering to repurchase the Shares for the initial price paid to the Company by each shareholder, plus interest at a rate that varies based on a shareholder's state of residence at the time when the Shares were purchased. The Company is making the Rescission Offer to reduce or eliminate any contingent liability resulting from potential claims by shareholders arising as a result of possible violations of the Securities Act of 1933, as amended (the "Act"), and state securities laws in connection with the initial sale of the Shares by the Company. A shareholder accepting the Rescission Offer will sell his Shares back to the Company, thereby eliminating any claim for damages against the Company. It is the Company's position that a shareholder who either rejects or does not accept the Rescission Offer can no longer assert a claim against the Company relating to the original purchase of the Shares from the Company. See "The Rescission Offer - Effect of Rescission Offer." Each shareholder has until 5:00 p.m., Perrysburg, Ohio time on January __, 1998 (the "Expiration Date") to either accept or reject the Rescission Offer by marking, signing, and returning to the Company the Notice Form enclosed with this Prospectus. The Rescission Offer is subject to a number of conditions more fully described herein (the "Conditions"), including the availability of sufficient funds to purchase all Shares tendered. See "The Rescission Offer - Conditions of the Rescission
Offer."    The Company intends to fund the purchase of any Shares tendered under the Rescission Offer with the proceeds of a public offering of Shares to be conducted in the 180 calendar days following the Expiration Date. See "The Rescission Offer - Source of Funds."

     SEE "RISK FACTORS" ON PAGE 2 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED IN DETERMINING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER.

                                   ----------------

THIS PROSPECTUS DESCRIBES THE TERMS OF THE RESCISSION OFFER TO SHAREHOLDERS OF THE COMPANY. SHAREHOLDERS WHO DO NOT ACCEPT THE RESCISSION OFFER AND CHOOSE TO KEEP THEIR SHARES MAY STILL HAVE RIGHTS AVAILABLE TO THEM UNDER FEDERAL LAW AND MAY CONTINUE TO HAVE RIGHTS UNDER STATE LAW. SEE "THE RESCISSION OFFER - EFFECT OF RESCISSION OFFER."

THE SHARES OF THE COMPANY OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), OR ANY OTHER GOVERNMENTAL AGENCY.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
             PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is _________ ____, 1997

                                  PROSPECTUS SUMMARY

     The following is a brief summary of certain information contained in this Prospectus, and is intended only as a guide and reference. It is not complete nor should it be relied upon to disclose accurately all aspects of the transaction described in this Prospectus. This summary is qualified in its entirety by reference to the complete text of this Prospectus which should be read thoroughly by shareholders.

THE COMPANY

     The Company was incorporated under the laws of the State of Ohio on April 1, 1992, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company owns all of the voting shares of Towne Bank (the "Bank"), an Ohio chartered bank incorporated in 1995. The Bank is the only subsidiary of the Company, and substantially all of the Company's operations are conducted through the Bank. The principal offices of both the Company and the Bank are located at 610 E. South Boundary, Perrysburg, Ohio,
(419) 874-2090. The Bank opened the Perrysburg office on October 15, 1996 and its second office in Sylvania, Ohio on January 13, 1997.

RESCISSION OFFER

     The Company sold 370,761 Shares during a period from 1992 through 1996 at prices ranging from $12.50 to $14.50 per share. The Company may have a contingent liability to its shareholders as a result of the sale of the Shares arising from potential violations of applicable federal and state securities laws. This Prospectus describes the Rescission Offer by the Company to rescind the sale of all such Shares and to repay such purchasers the amounts they paid to the Company for their Shares together with interest thereon from the date of their respective purchases through the date of repayment by the Company. The purpose of the Rescission Offer is to remove or reduce to the extent possible any contingent liability that the Company may have resulting from such potential violations of applicable federal and state securities laws. See "The Rescission Offer." The Company is also seeking the ratification of certain actions taken by the shareholders, officers and directors of the Company in connection with the increase of its authorized capital stock to 800,000 common shares, without par value.

     As of September 30, 1997, the directors and officers of the Company owned a total of 6,106 Shares and each has indicated that he or she will reject the Rescission Offer. In addition, two directors, who are also officers of the Company, have indicated their willingness to invest an additional $200,000 of their personal funds to purchase additional Shares to assist the Company in meeting the Financing Condition. See "The Rescission Offer - Source of Funds."

                                     RISK FACTORS

     BEFORE REJECTING THE RESCISSION OFFER DESCRIBED HEREIN, SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS PRESENTED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH BELOW.

     RESCISSION OFFER AND POSSIBLE VIOLATIONS OF SECURITIES LAW. The Company sold 370,761 Shares during a period from 1992 through 1996 at prices ranging from $12.50 to $14.50 per Share. The Company may have a contingent liability to its shareholders as a result of potential violations of applicable federal and state securities laws in connection with the sale of the Shares. This Prospectus relates to the Rescission Offer by the Company to repay shareholders who accept the offer to rescind the amounts they paid to the Company for their Shares together with interest thereon from the date of their respective purchases through the date of repayment by the Company. The purpose of the Rescission Offer is to remove or reduce to the extent possible any contingent liabilities that the Company may have resulting from such potential federal and
state securities law violations.   The Rescission Offer does not preclude any
individual shareholder from pursuing claims against the Company or its officers or directors. In the event that a large number of shareholders accept the Rescission Offer and the Company is unable to raise sufficient funds to repurchase such Shares, the Company's financial position could be adversely affected if a large number of shareholders elect to pursue claims against the Company or its officers or directors. See "The Rescission Offer - Effect of Rescission

Offer." Furthermore, the Rescission Offer does not prevent any government agency from asserting violations of the securities laws in a proceeding against the Company or its officers or directors, and the Company's financial position will also be adversely affected if any such claims are asserted and pursued.

     SECURITIES AND EXCHANGE COMMISSION REQUEST FOR INFORMATION. The Company has received an informal inquiry from the Securities and Exchange Commission, Midwest Regional Office, Divsion of Enforcement (the "SEC") regarding the offer and sale of the 370,761 common shares. In connection with the informal inquiry, the SEC has asked the Company to furnish certain documents relating to the offering. The Company intends to fully cooperate with the informal inquiry. In the event the SEC determines that there is a basis for an enforcement action and elects to pursue such an action against the Company, its officers or directors, the defense costs associated with, and any resulting judgements from, any enforcement action could have a material adverse affect on the Company.

     HOLDING COMPANY STRUCTURE; GOVERNMENT REGULATION AND POLICIES. The Company is a single-bank holding company, the profitability of which is entirely dependent on the profitability of the Bank and the upstream payment of dividends from the Bank to the Company. Under state and federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements. The inability of the Bank to generate profits and pay such dividends to the Company, or regulatory restrictions on the payment of such dividends to the Company even if earned, would have an adverse effect on the financial condition and results of operations of the Company.

     As a bank holding company, the Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve System. The Bank is an Ohio-chartered, federally-insured bank subject to both state and federal regulations, including comprehensive regulation, examination and supervision by the Ohio Division of Financial Institutions (the "Ohio Division") and the FDIC. These regulations are primarily intended to protect depositors and may impose limitations on the Company which may not be in the best interests of its stockholders. Regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of those regulations by examining authorities is also subject to change. Legislative proposals are made from time to time which, if enacted, could adversely affect banking corporations generally, including the Company. It is not possible to predict whether any such initiatives will be successful, or what would be the precise effect of such initiatives on the Company if enacted. There can be no assurance that future changes in the regulations or in the interpretation thereof will not adversely affect the business of the Company or the Bank. Changes in the government's monetary, fiscal, housing finance or tax policies may also adversely affect the business of the Company or the Bank.

      RECENT ACTION BY THE OHIO DIVISION AND THE FEDERAL RESERVE BANK OF CLEVELAND. As of November 14, 1997, the Bank executed a Memorandum of Understanding which was also signed by the Ohio Division and the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank"). The memorandum resulted from conditions noted in a prior joint examination of the Bank by the Ohio Division and by the Federal Reserve Bank. In summary, the memorandum required the following actions by the Bank: (a) within thirty days retain outside assistance to develop attainable budget projections and a capital plan; (b) within ninety days complete an independent assessment of the management structure and board oversight of the Bank and within sixty days after the completion of the assessment, prepare a specific management plan to strengthen Bank management and improve the supervision of the Bank's officers by its board of directors; (c) within sixty days hire an experienced chief lending office; (d) within sixty days submit to the Federal Reserve
Bank and to the Ohio Division written loan procedures; (e) within sixty days submit to the Federal Reserve Bank and to the Ohio Division written procedures to monitor concentrations of credit within the Bank's loan portfolio; (f) provide monthly balance sheet and income statements to the Ohio Division and the Federal Reserve Bank; (g) within sixty days develop internal control systems to ensure compliance with all banking laws and regulations; (h) establish a Compliance Committee to monitor the Bank's compliance with the memorandum; (i) begin holding twice monthly meetings of the Board of Directors of the Bank; and (j) furnish quarterly written progress reports detailing the form and manner of all actions taken to secure compliance with the memorandum. The provisions of the memorandum continue in force until modified by the Ohio Division or the Federal Reserve Bank. In addition to the foregoing, the Ohio Division, following the completion of a recent examination, notified the Company that it may have exceeded its loans to one borrower limit in connection with a single loan transaction.

     FUNDING OF THE RESCISSION OFFER. If the Rescission Offer is accepted by the beneficial owners of more than a small number of Shares, the Company will be unable to make payment for the Shares without additional funds from the sale of the Company's securities on a best-efforts basis pursuant to a subsequent public offering or additional funds from other third party sources. See "The Rescission Offer - Source of Funds, and - Conditions of the Rescission Offer." Furthermore, in the event of non-payment by the Company, a shareholder may choose to commence suit for the balance in order to receive payment and to preserve his or her rights assuming that relevant statutes of limitation have
not expired.  See "The Rescission Offer - Effect of Rescission Offer."   The
cost to defend and/or settle any such claims could have a material adverse effect on the financial position of the Company.

     NO ASSURANCE OF PUBLIC MARKET. There is presently no public market for the Shares. No assurance can be given that a public market will develop in the future. Accordingly, shareholders may be required to the hold the Shares for an indefinite period of time.

     DEPENDENCE ON THE BANK. The financial health of the Company is directly related to the financial health of its subsidiary bank. The financial health of the subsidiary bank may be adversely affected by detrimental changes in federal or state laws, the national monetary and fiscal policies and international, national and/or local economic conditions. Such laws, policies or conditions could have material and adverse effects upon the Bank.

     LACK OF PROFITABLE OPERATIONS; CUMULATIVE LOSSES. The Company only recently began operations through the Bank with the opening of the Perrysburg
branch on October 15, 1996 and the Sylvania branch on January 13, 1997.   As
anticipated by management of the Company, the Bank has not attracted as of this time sufficient deposits and made sufficient loans to achieve an operating profit. The Company has incurred operating losses in the aggregate amount ot $1,644,784 through September 30, 1997. The Company will continue to incur operating losses until a sufficient level of assets has been achieved by the Bank to support its fixed operating expenses. Management believes that such level will be achieved in 1998, but there can be no assurance of reaching such levels, or that, if achieved, the Company will be able to operate at a profit.

     COMPETITION. Banking institutions operate in a highly competitive environment. The Company competes with other commercial banks, credit unions, savings institutions, finance companies, mortgage companies, mutual funds, and other financial institutions, most of which have substantially greater financial resources than the Company. Certain of these competitors offer products and services that are not offered by the Company and certain competitors are not subject to the same extensive laws and regulations as the Company.

     DEPENDENCE ON MANAGEMENT. The success of the Company's operations is highly dependent on the personal knowledge and expertise of Jerome C. Bechstein, the Company's President, Chief Executive Officer and Director. The loss of his services could have an adverse affect on the business of the Company. The success of the Company's future operations and expansion will depend upon its ability to employ and retain management personnel and qualified employees and market representatives in a competitive labor market. There is no assurance that the Company can attract or retain such persons.

     ANTITAKEOVER PROVISIONS. The Articles of Incorporation of the Company contain provisions which would discourage the acquisition of control of the Company. The number of Shares purchased now or in the future by the Company's management may have a similar effect. These factors may have an adverse effect upon the value of the Shares acquired hereunder.

                                 THE RESCISSION OFFER

BACKGROUND AND PURPOSE

     The Company had a total of 370,761 Shares issued and outstanding at September 30, 1997. The founders of the Company purchased 6,500 Shares in connection with the formation of the Company and 348,464 Shares were sold, from 1992 through 1995, by the Company in its initial public offering, in each case for $12.50 per share. The initial public offering shares were issued in November, 1995. During 1996, the Company sold a total of 15,797 Shares and, to facilitate limited transfers by shareholders, purchased and resold 7,853 Shares
at prices ranging from  $12.50 to $14.50 per share.   Some of these sales by the
Company may have violated the registration or prospectus delivery requirements of the Act and the registration or qualification requirements of state securities laws. It is possible that claims could be made against the Company for violations of the Act and state securities laws, subjecting the Company to potential civil liability. In general, the amount of such liability would be the sale price of the Shares, plus interest. Any such liability is contingent on a shareholder successfully asserting and proving such a violation.

     While the Company believes that certain of these sales may have complied with applicable securities laws and/or that it has meritorious defenses to most such claims, it nonetheless desires to remove or reduce to the extent possible any contingent liability it may have as a result of such sales. The Rescission Offer is intended to give each shareholder the opportunity to elect whether to keep his Shares or rescind his purchase and receive the price paid for the Shares, together with interest thereon through the date of repayment by the Company at the applicable legal rate, if any, mandated by the state of residence of the purchaser at the time of the initial purchase of the Shares, or ____% per annum for Ohio residents (the "Applicable Rate"). The Rescission Offer is not an admission that the Company did not comply with the registration provisions of applicable federal and state law nor is it a waiver of any statutes of limitation defense by the Company to any such claim.

     The shares sold by the Company in connection with its public offering were issued prior to the filing of the amendment to the Company's Amended Articles of Incorporation, which increased the Company's authorized common stock from 13,000 shares to 800,000 shares. On November 29, 1997, the Company held a special meeting of shareholders pursuant to notice sent only to shareholders of the Company's common stock immediately prior to the close of the public offering and the issuance of the shares sold in the public offering. At that meeting, a majority of the common shares held by those shareholders were voted in favor of the Second Amended and Restated Articles of Incorporation of the Company, the sole purpose of which was to increase the authorized capital stock of the Company to 800,000 common shares, without par value. The Second Amended and Restated Articles of Incorporation were filed at the direction of the Company's directors on January 5, 1998.

     In addition to the Rescission Offer, the Company is seeking ratification of all actions taken in connection with the increase of its authorized capital stock to 800,000 common shares. A rejection of the Rescission Offer will constitute ratification of those actions.

THE RESCISSION OFFER

     Under the terms of the Rescission Offer, the Company hereby offers to repurchase Shares from shareholders who purchased the Shares directly from the Company from 1992 through 1996 for an amount equal to the consideration paid for the Shares together with interest thereon at the Applicable Rate per annum from the date of purchase by each of them through the date of repayment by the Company, subject to the Conditions. See " - Conditions of the Rescission Offer" below. Subject to the Conditions, the Company will pay to any offeree hereunder who accepts the Rescission Offer such amount in cash or by certified or official bank check within thirty days from satisfaction of the Conditions or their waiver by the Company. The actual amount to be repaid to any offeree hereunder would include interest through the date of repayment at the Applicable Rate.

     The Rescission Offer is an offer to rescind the sales of the Shares and to return the purchase price paid therefor plus interest thereon. No rate of interest is specified under Ohio law. Accordingly, for those shareholders who determine to accept the Rescission Offer and who resided in Ohio at the time they purchased Shares from the Company, the Applicable Rate of interest will be the Company's current passbook savings rate of 2.8% per annum. The Applicable Rate of interest for residents of Michigan and Florida is 6% per annum.

SOURCE OF FUNDS

     The Company does not have sufficient funds to repurchase any more than a small number of Shares under the Rescission Offer. The Company is required to maintain certain minimum capital under federal and state banking regulations and is prohibited from purchasing its shares, if such minimum capital would be impaired as a result of the repurchase. See "Government Regulation." The Company is also prohibited from repurchasing its shares under the Ohio General Corporation Act, if immediately after such repurchases its assets would be less than its liabilities plus stated capital or if it is insolvent or if there is reasonable grounds to believe that such repurchase would render it insolvent.

     The Company intends to sell additional Shares in a public offering to raise sufficient funds to repurchase any Shares tendered pursuant to the Rescission
Offer.   It is anticipated that the public offering would be conducted by officers of the Company on a best efforts basis without the participation of an underwriter. Two directors and officers of the Company, Jerome C. Bechstein, President and Chief Executive Officer, and Lois A. Brigham, Senior Vice President and Secretary, have indicated that they will invest a total of $200,000 of their personal funds to purchase Shares in the public offering.
See "Risk Factors - Funding of the Rescission Offer."


CONDITIONS OF THE RESCISSION OFFER

     Notwithstanding any other term of the Rescission Offer, the Company shall not be required to accept for payment or pay for any Shares not theretofore accepted for payment and paid for, and may terminate or amend the Rescission Offer at any time by written notice to all shareholders of the Company.

     A specific condition of the Company's obligation to pay for any Shares under the Rescission Offer is that the Company sell sufficient Shares or other debt or equity securities to provide the Company sufficient regulatory capital and sufficient working capital following completion of all repurchases under the
Rescission Offer (the "Funding Condition").   If the Funding Condition is not
satisfied by ___________, 1998, all stock certificates for Shares tendered in acceptance of the Rescission Offer will be returned, and the Rescission Offer will not affect any claims the shareholders have against the Company. See " - Effect of Rescission Offer" below.

     In addition to the Funding Condition, notwithstanding any other term of the Rescission Offer, the Company shall not be required to accept for payment or to pay for any Shares and may terminate or amend the Rescission Offer, if at any time prior thereto, any of the following conditions exist or shall occur and remain in effect:

     (a) a court of competent jurisdiction or other governmental, quasi-governmental, self-regulatory agency or other regulatory, judicial or arbitral body having jurisdiction over the Company shall have issued an order, judgment, decree or ruling on the merits in connection with an action, suit or proceeding (i) which challenges or seeks to restrict the acquisition by the Company of Shares pursuant to the Rescission Offer, or obtain damages in connection therewith; or (ii) which seeks to make the purchase of or payment for some or all of the Shares pursuant to the Rescission Offer; or

     (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Rescission Offer any law or there shall have been issued any injunction resulting in any of the consequences referred to in subsection (a) above; or

     (c) any person (other than the Company or one or more of its affiliates or subsidiaries) shall have entered into any agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company; or

     (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of ten consecutive trading hours, (ii) any declaration of any banking moratorium by any United States federal or state authorities or any suspension of payments in respect of banks, or (iii) a commencement of war, armed hostilities or any other international or national calamity directly or indirectly involving the United States which is reasonably expected to have a material adverse effect on the Company or its business or to materially adversely affect the Company's ability to complete the Rescission Offer.

     The Company is required to give the Federal Reserve Bank prior notice before the Company repurchases its equity securities if the gross consideration for the repurchase, when aggregated with the net consideration paid by the Company for all such purchases or redemptions during the preceding 12 months, is equal to ten percent or more of the Company's consolidated net worth at the time of the repurchase. If the Company accepts the tender of the Shares in connection with the Rescission Offer in an amount that equals or exceeds ten percent of the Company's consolidated net worth, prior notice to the Federal Reserve Bank is required.

STATE SECURITIES LAWS

     In addition to possible violations of the federal securities laws, securities laws of the states of residence of the Company's shareholders at the time of their purchase from the Company may have been violated in connection with the sale of the Shares. The Company also intends to remedy these possible violations through the Rescission Offer.

     An analysis of the shareholder records of the Company indicates that the shareholders reside in a total of 13 states: California, Colorado, Florida, Illinois, Indiana, Michigan, Nebraska, New Jersey, New York, Ohio, Oregon, Pennsylvania, and Virginia. A total of 647 holders of record of 287,633 Shares reside in Ohio, 68 holders of record of 36,381 Shares reside in Michigan, one holder of record of 32,513 Shares resides in New York, 8 holders of record of 6,255 Shares reside in Florida, and 23 holders of record of 7,736 shares reside in the remaining states. The Company believes that the New York shareholder is a nominee for those shareholders who hold their shares in "street name" in a stock broker account and that most of the beneficial owners of such shares reside in Ohio.

     Generally, the state remedies available consist of a right to institute an action at law for an amount equal to the consideration paid for the Shares, plus interest in most states. If a shareholder accepts the Rescission Offer and receives payment by the Company, the accepting shareholder may have then received the full remedy available under both state and federal law insofar as it relates to their purchase of the Shares. See "- Effect of Rescission Offer"
below.   The various states have different statutes of limitations that address
the period during which such an action may be instituted.   The requirements for
the Rescission Offer vary from state to state, and the Company may not be able to comply with the requirements of each and every such state. The Company reserves the right not to make the Rescission Offer in any state where the Company in its sole discretion determines it is not possible or it is not practical or advisable for the Company to make the Rescission Offer in that state. The Company is not attempting to specifically comply with rescission provisions of state securities laws other than Ohio and Michigan, because of the relatively few number of holders in the other states. The following is a brief discussion of the state laws regarding rescission offers in Ohio and a copy of the pertinent provisions of Michigan law.

     OHIO. Section 1707.43 of the Ohio Revised Code provides that for violations of any provision of Chapter 1707 of the Ohio Revised Code (the "Ohio Act"), sales of securities are voidable at the purchaser's election. The purchaser must tender the securities sold to the seller in order to recover (i) the full amount paid by the purchaser, and (ii) all taxable court costs. A court will not award damages if it determines that the violation did not materially affect the protection contemplated by the violated provision.
Section 1707.43 also provides that no purchaser is entitled to a remedy under the Ohio Act who has failed to accept, within 30 days from the date of such offer, an offer in writing made after two weeks from the date of such sale of a security, by the seller or by any person who has participated in or aided the seller in any way in making such sale, to take back the security in question and refund the full amount paid by such purchaser. The statute of limitations provision in Section 1707.43 provides that no action for the recovery of the purchase price, and no other action for any recovery based upon or arising out of a sale or contract for sale made in violation of the Ohio Act, shall be brought more than two years after the plaintiff knew, or had reason to know, of the facts by reason of which the actions were unlawful, or more than four years from the date of such sale or contract for sale, whichever is the shorter period. The Ohio Act does not provide for any amount of interest to be recovered with the purchase price of the security.

     MICHIGAN. Section 410 of the Michigan Securities Act (the "Michigan Act") states, in pertinent part:

     (a) Any person who does either of the following shall be liable to the person buying the security or commodity contract from him or her and the buyer may sue either at law or in equity to recover the consideration paid for the security or commodity contract, together with interest at 6% per year from the date of payment, costs, and reasonable attorneys' fees, less the amount of income received on the security or commodity contract, upon the tender of the security or commodity contract, or, if he or she no longer owns the security or commodity contract, for damages which shall be the amount that would be recoverable upon a tender less the value of the security or commodity contract when the buyer disposed of it and interest at 6% per year from the date of disposition: (1) Offers or sells a security or commodity contract in violation of section 201(a), 301, or 405(b), or of any rule or order under section 403 which requires the affirmative approval of sales literature before it is used, or of any condition imposed under section 304(d), 305(f), 305(g), or 412(g), or
(2) Offers or sells a security or commodity contract by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, the buyer not knowing of the untruth or omission, and who does not sustain the burden of proof that he or she did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

     (b) Every person who directly or indirectly controls a seller liable under subsection (a), every partner, officer, or director of such a seller, every person occupying a similar status or performing similar functions, every employee of such a seller who materially aids in the sale, and every broker-dealer or agent who materially aids in the sale are also liable jointly and severally with and to the same extent as the seller, unless the nonseller who is so liable sustains the burden of proof that he or she did not know, and in exercise of reasonable care could not have known, of the existence of the facts by reason of which the liability is alleged to exist. There is contribution as in cases of contract among the several persons so liable.

     (c) Any tender specified in this section may be made at any time before entry of judgment.

     (d) Every cause of action under this statute survives the death of any person who might have been a plaintiff or defendant.

     (e) A person may not bring an action under subsection (a)(1) more than 2 years after the contract of sale. A person may not bring an action under subsection (a)(2) more than 2 years after such person, in the exercise of reasonable care, knew or should have known of the untruth or omission, but in no event more than 4 years after the contract of sale. A person may not bring an action under this section if the buyer received a written offer, before the action and at a time when he or she owned the security or commodity contract, to refund the consideration paid together with interest at 6% per year from the date of payment, less the amount of any income received on the security, and he or she failed to accept the offer within 30 days of its receipt, or if the buyer received such an offer before the action and at a time when he or she did not own the security or commodity contract, unless he or she rejected the offer in
writing within 30 days of its receipt.   The documents making full written
disclosure about the financial and business condition of the issuer and the financial and business risks associated with the retention of the securities or commodities shall be provided to the offeree concurrently with the written rescission offer. Such an offer shall not be made until 45 days after the date of sale of the securities and acceptance or rejection of the offer shall not be
binding until 48 hours after receipt by the offeree.   The rescission offer
shall recite the provisions of this section. A rescission offer under this section shall not be valid unless the offeror substantiates that it has the ability to fund the offering and this information is set forth in the disclosure documents.

     (f) No person who has made or engaged in the performance of any contract is violation of any provision of this act or any rule or order hereunder, or who has acquired any purported right under any such contract with knowledge of the facts by reason of which its making or performance was in violation, may base any suit on the contract.

     (g) Any condition, stipulation, or provisions binding any person acquiring any security or commodity contract to waive compliance with any provision of this act or any rule or order hereunder is void.

     (h) The rights and remedies provided by this act are in addition to any other rights or remedies that may exist at law or in equity, but this act does not create any cause of action not specified in this section or section 202(e).


EFFECT OF RESCISSION OFFER

     It is unclear whether the Rescission Offer will terminate the Company's liability, if any, for failure to register the issuance of the Shares with the Securities and Exchange Commission (the "SEC") under the Act. Although the rights of persons with respect to rescission offers have not been definitely determined by the courts, the Company intends to assert substantially the following after the Rescission Offer:

     1. Persons who accept the Rescission Offer will thereafter be barred from asserting any claims against the Company arising out of their original purchase of the Shares involved.

     2. Persons who do not accept the Rescission Offer will thereafter be estopped to assert any claims against the Company arising out of their original purchase of the Shares involved.

     The staff of the SEC takes the position that a shareholder's federal right of rescission may survive the Rescission Offer. Consequently, it is unclear whether the Rescission Offer will terminate the Company's liability, if any, for failure to register the issuance of the Shares and a contingent liability on the part of the Company may still exist after the Rescission Offer. Generally, the statute of limitations for non-compliance with the requirement to register securities under the Act is one year from the time of the violation and in no event can an action be brought later than three years after the security was offered to the public.

     The Company also intends to assert that the Rescission Offer terminates the liability of the Company to purchasers of the Shares for any potential noncompliance with the registration provisions of the securities laws of the states of Ohio, Michigan and any other state in which the Rescission Offer
meets applicable state law requirements.   There can be no assurance that the
Rescission Offer, because it is subject to certain conditions, including the availability of funding, would be deemed by a court to meet the requirements of the Ohio or Michigan Acts. Consequently, a contingent liability may still exist after the Rescission Offer.

     The above discussion does not relate to the antifraud provisions of applicable securities laws or rights under common law or equity.

ACCEPTANCE

     The Rescission Offer may be accepted, only with respect to all Shares beneficially owned by a shareholder, by completing in pertinent part and signing the notice of acceptance/rejection of the Rescission Offer (the "Notice") accompanying this Prospectus, a form of which is attached hereto as Exhibit A, and delivering the stock certificates representing the Shares, so they are received by the Company on or before the close of business on the Expiration Date. All acceptances of the Rescission Offer will be deemed to be effective on the Expiration Date and, unless the Rescission Offer is accepted on or before the Expiration Date, the right to accept the Rescission Offer shall terminate. Any shareholder who rejects the Rescission Offer may revoke such rejection and accept the Rescission Offer by completing and signing the Notice and delivering it with the stock certificate for the Shares so they are received by the Company prior to the Expiration Date. Any shareholder who accepts the Rescission Offer may revoke such acceptance and reject the Rescission Offer at any time prior to payment for the Shares. Payment for Shares as to which the Rescission Offer has been accepted will be made within thirty (30) days of satisfaction of the Financing Condition. See " - Conditions to the Rescission Offer" above. If shareholders desiring to accept the Rescission Offer intend to make use of the U.S. Mail to transmit their stock certificates, insured registered mail, return receipt requested, is recommended.

     If a Notice fully completed, in pertinent part indicating acceptance, is executed and the corresponding stock certificates are not received by the Company on or prior to the Expiration Date from those shareholders actually receiving notice of the Rescission Offer through this Prospectus, the Rescission Offer will be deemed to have been rejected by such shareholders.

     The Company has not retained nor does it intend to retain any person to make solicitations or recommendations to shareholders in connection with the Rescission Offer.

     The directors and officers of the Company own a total of 6,106 Shares and each has indicated that he or she will reject the Rescission Offer. In addition, two directors and officers have indicated there willingness to invest an additional $200,000 of their personal funds to puchase additional Shares to assist the Company in meeting the Financing Condition. See " Source of Funds" above.

     On a parent company only basis, the Company's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, no amount was available for dividends at December 31, 1996, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

     The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid. The Company does not, anticipate the paying of any dividends until the Bank has increased its assets to the point of being profitable.


                                MARKET FOR THE SHARES

     There is no established public trading market for the Shares. Solely on the basis of transactions which the Company is aware, the ranges of transaction prices for the Shares for each quarter through September 30, 1997 were as follows:

                               1997      1996      1995
                               ----      ----      ----
     First Quarter            $14.50    $12.50      N/A
     Second Quarter            14.50     14.50      N/A
     Third Quarter             14.50     14.50    $12.50
     Fourth Quarter                      14.50     12.50

     No dividends have been declared by the Company on the Shares.

     The number of holders of record of the Company's Shares at September 30, 1997 is 741.

                                       BUSINESS


GENERAL

          The Company was incorporated under the laws of the State of Ohio on April 1, 1992, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company owns all of the voting shares of common stock of the Bank. The Bank is the only subsidiary of the Company, and substantially all of the Company's operations are conducted through the Bank. The Company, through its subsidiary, the Bank, operates in one industry segment, the commercial banking industry.

     The Company was formed by Jerome Bechstein, John Weinert and others. The initial capitalization of the new Bank was achieved through the purchase of 6,500 Shares by the organizers as a per share price of $12.50 ($81,250) and by selling Shares to the general public in the communities of the Bank's service areas. The offering began in August 1992 and was completed in November 1995 with the issuance of 348,464 Shares at a per share price of $12.50 ($4,355,800). The Bank is an Ohio chartered bank and was incorporated in 1995.

     The Bank provides services in the State of Ohio to Northern Wood County and the Western and Southern Lucas County areas as, "The Best Bank In Town For You". The Bank was incorporated in 1995 and was founded as a new de-novo (start-up) Bank. The Bank opened the Perrysburg office on October 15, 1996 at the 610 East South Boundary Street, and the Sylvania office located at 6401 Monroe Street, opened on January 13, 1997, as the newest commercial bank in the area.

     The mission statement of the Bank is to service small and middle market businesses, agricultural, retail, professional, mortgages and individual customers. The Bank offers quality financial services through well trained employees, state-of-the-art equipment and convenient hours, while maintaining the highest standards of professionalism, commitment and integrity possible to the communities. The Banks' role as a corporate citizen is very important, striving to devote the energies and programs necessary for the total enrichment of the communities in which the Bank serves.

     The Bank has developed from the ground up, with the understanding that the customers are the most important ingredient to success and deserve a superior level of service. The Bank's competitive edge is the commitment, dedication and focus on the customer by the management and employees. The employees are important to the operations and are valued as individuals. The Bank will strive to enhance their personal and professional growth as, "The Best Bank in Town for You".

     The architecture of the Bank's buildings enhances system performance, reduces overall costs and facilitates faster and easier implementation of the initial customer banking transactions and subsequent banking relationships. The design of the Bank's buildings provides for good customer and employees relationships, as well as the proper usage and functions on a daily processing and handling of transactions. The applications are designed for easy usage for both customers and staff with the state-of-the-art equipment to be compatible with personal productivity.

     The Bank offers a wide range of commercial and retail banking services. Products are comprised of traditional bank services such as consumer loans, commercial and individual real estate loans, agricultural, small and medium sized business loans as well as personal loans. The Bank also offers standard business and individual checking accounts, money market accounts, savings and certificate of deposit accounts. Also, the Bank has additional services, such as credit cards, access cards, safe deposit boxes, drive-up windows, wire transfer and night depository. The Bank has implemented operational controls as well as the necessary reporting requirements for the continued growth of the Bank. Management is a part of the day to day operation, with timely and local decisions made for the Bank's customers.

     On a parent company only basis, the Company's only source of funds is the receipt of dividends paid by the Bank subsidiary. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total of the dividends in a calendar year exceeds the total of the two preceding years. Under these provisions, no amount was available for dividends at December 31, 1996, without the approval of the State of Ohio Division of Financial Institutions. The Company's only debt service obligations relate to two capital lease obligations. Rental payments from the Bank provide the Company with the cash to meet the monthly debt service obligations.

EFFECTS OF GOVERNMENT MONETARY POLICY

     The earnings of the Bank are affected by general and local economic conditions and by the policies of various governmental regulatory authorities. In particular, the Federal Reserve Board regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open market acquisitions or dispositions of United States Government securities, varying the discount rate on member bank borrowing and setting reserve requirements against member and nonmember bank deposits. Federal Reserve Board monetary policies have had a significant effect on the interest income and interest expense of commercial banks and are expected to continue to do so in the future.

COMPETITION

     The Bank has active competition in all areas of activity in which it engages. The Bank competes for commercial and individual deposits and/or loans with other commercial banks in Northern Wood County and Lucas County in Northwestern Ohio, as well as with savings and loan associations in the trade area, credit unions connected with local businesses, and financial units of non-local bank holding companies. The Bank focuses on personalized service, pricing of products, community involvement and its local ownership and control in meeting its competition.

EMPLOYEES

     The Company has no employees and conducts its business through its wholly-owned subsidiary, the Bank.

     As of December 31, 1996, the Bank employed 12 full-time employees to whom a variety of benefits are provided and with whom the Bank believes relationships are excellent.

LEGAL PROCEEDINGS

     The Company, certain officers and a former board member of the Company have been named as defendants in a civil action initiated by Thomas Eichler, a former officer and director of the Company. The complaint was filed in the United States District Court for the Northern District of Ohio, Western Division. The complaint alleges a breach of duty as a result of the failure to hire Mr. Eichler as an employee of the Company. The complaint seeks compensatory damages in the nature of lost wages and punitive damages. The Company denies the claims and is vigorously defending the action.

PROPERTY

     The Company leases two properties under 20 year lease agreements with an unrelated party. For financial reporting purposes, such leases are accounted for as capital leases. The main office of the Company and Bank is maintained at 610 East South Boundary Street, Perrysburg, Ohio. The second office of the Bank is located at 6401 Monroe Street, Sylvania, Ohio. Each of the facilities were newly constructed in 1996 and are suitable for their intended uses. Management believes each property is adequately covered by insurance.


                                      MANAGEMENT

     The Board of Directors presently consists of three members, each of whom is also a director of the Bank. Directors are generally elected to serve for three-year terms or until their respective successors are elected and qualified. The Board is divided into three classes, with one-third of the Board generally elected on an annual basis. The number of Directors is to be set at three (3). The following table sets forth the name, age, and position with the Company of each executive officer and director of the Company. A narrative description of the principal occupation of each executive officer and director during the past five years, together with certain other information, is set forth below the table.

--------------------------------------------------------------------------------
                                                            Director of the
Name and Age              Principal Occupation               Company Since
------------              --------------------              ---------------
--------------------------------------------------------------------------------
Jerome C. Bechstein (50)  President, Chief Executive             1992
                           Officer, and Director         (Term Expiring - 1997)
--------------------------------------------------------------------------------
Lois A. Brigham (63)      Sr. Vice President,                    1993
                           Secretary, and Director       (Term Expiring - 1999)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
John Weinert (66)         Director                               1992
                                                         (Term Expiring - 1998)
--------------------------------------------------------------------------------

    Jerome C. Bechstein has served as President, Chief Executive Officer, and a Director of the Company since 1992. He has also served the Bank in the same capacities since its formation in 1995. Mr. Bechstein has in excess of 23 years of experienc in banking. He was employed by Mid-American National Bank and Trust Company, Bowling Green, Ohio from 1968 through June, 1991, serving in various capacities including Executive Vice President, Lending from 1990 to 1991 and Executive Vice President, Administration from 1988 to 1990. Mr. Bechstein holds a B.B.A. and a M.B.A. from Bowling Green State University.

    Lois A. Brigham has served as Sr. Vice President, Secretary, and a Director of the Company since 1993. Ms. Brigham has also served in the same capacities for the Bank since its formation in 1995. Ms. Brigham has extensive experience in employment with, and consultation to, local banks. She is active in numerous local civic and charitable activities.

    John Weinert has served as a Director of the Company since 1992. Mr. Weinert is the former head basketball coach for Bowling Green State University from 1976 to 1987 and a representative of the Athletic Department from 1987 to 1991. Mr. Weinert attended Notre Dame University and the University of Wisconsin where he received a B.S. Degree in 1955. He received a Masters Degree from Northern Michigan University in 1968.

DIRECTOR COMPENSATION

    Members of the Board of Directors of the Company are paid $100 per meeting attended. Each director of the Company attended three meetings during the calendar year ending December 31, 1996, but the Company has not paid the
directors' fees.   Members of the Board of Directors of the Bank are paid $100 per meeting attended and $50 for each committee meeting attended.

EXECUTIVE COMPENSATION

    The executive officer was not paid either in salary or accrued benefits in excess of $100,000 during the year of 1996. There were no employment contracts, stock options or bonuses paid to the executive officers. The following table sets forth certain information regarding compensation paid during the Company's last fiscal year to the Company's Chief Executive Officer.

                              SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
Name and Principal                              Other Annual        All Other
    Position                 Salary    Bonus    Compensation       Compensation
------------------           ------    -----    ------------       ------------
--------------------------------------------------------------------------------
Jerome C. Bechstein,         $73,542    -0-          -0-                -0-
  Chief Executive Officer
--------------------------------------------------------------------------------

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Certain directors and executive officers, including their immediate families and companies in which they are principal owners, may at times be loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans approximated $80,000 at December 31, 1996 and were paid in full in January 1997.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

    The Company was incorporated under the laws of the State of Ohio on April
1, 1992, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company owns all of the voting Shares of Towne Bank (the "Bank"), an Ohio chartered bank incorporated in 1995, which commenced operations on October 15, 1996. The Bank is the only subsidiary of the Company, and substantially all of the Company's operations are conducted through the Bank. The principal offices of both the Company and the Bank are located at 610 E. South Boundary, Perrysburg, Ohio. The Bank opened the Perrysburg office on October 15, 1996 and the Sylvania, Ohio office on January 13, 1997. The Company and the Bank had total consolidated assets of $12,994,091 at December 31, 1996 and $18,746,407 at September 30, 1997.

    The Company applied for regulatory approvals, recruited and hired personnel, and performed significant financial planning relating to the formation of the Bank. On October 15, 1996, the Company received final approval of regulatory authorities to purchase 100 percent of the common stock of the Bank, a Federal Reserve member bank formed under the laws of the State of Ohio and insured by the Federal Deposit Insurance Corporation. The Company was approved as a bank holding company by the Board of Governors of the Federal Reserve System, pursuant to the Bank Holding Company Act of 1956, as amended. Currently, the Company has no other business activity other than acting as the holding company for the Bank. As a result, the following discussion relates primarily to the activities of the Bank. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included in this Prospectus.

    The Company's results of operations are dependent upon the growth of the Bank and the resulting net interest income, which is the difference ("spread") between the interest income earned on the loans, securities, and investment portfolio and the cost of funds, consisting of interest paid on deposits and borrowed money. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flow. The Company's profitability is also affected by loan fee income, provisions for loan losses, service charges, operating expenses and income taxes.

    The Company's revenues are derived primarily from interest on mortgage loans, commercial loans, consumer loans and investment securities, as well as income from service charges and loan origination fees. The Company's operating expenses principally consist of employee compensation and benefits, occupancy, and other general and administrative expenses. The Company's results of operation are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and governmental policies of regulatory authorities. The Company and the Bank have offices located in Perrysburg, and Sylvania, Ohio. The Perrysburg office opened for business on October 15, 1996 and the Sylvania office of the Bank opened for business on January 13, 1997.

    The Bank is a community financial institution offering a variety of services to meet the needs of the local communities. The Bank attracts deposits from the general public and pursues such deposits, together with other funds, to originate one to four family residential mortgage loans and other consumer loans. The Bank also originates residential construction, commercial business and agricultural loans. Deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). The Bank invests in securities issued by the U.S. government or agencies of the U.S. government, as well as mortgage-backed securities insured or guaranteed by federal agencies.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

    Total assets at September 30, 1997 totaled $18,746,407 compared to $12,994,091 at 1996 year end. Total deposits increased to $13,271,496 from $6,505,572 at year end, and net loans increased to $10,227,343 from $1,102,913 at December 31, 1996. Stockholders equity at September 30, 1997 decreased from $3,703,544 at December 31, 1996 to $2,841,310 at September 30, 1997.

    Net loss for the nine months ended September 30, 1997 was ($863,560). The interest income is growing due to the increase in loan activity. Also, the interest expense increased due to the growth in the deposits. The allowance for loan loss increased to $110,000 at the end of the quarter, which is warranted due to the growing loan portfolio. The net interest income was $378,420 for the nine months ended September 30, 1997. The non-interest expenses are beginning to stabilize after the start-up costs, advertising, and other one time expenditures that occurred in 1995. Federal Funds Sold decreased to $2,116,000 at September 30, 1997 from $5,429,000 as December 31, 1996. This was due to the increased loan volume.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995

    The Company is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations and any current recommendations by the regulators which would have a material effect if implemented. Total assets of the Company were $12,994,091 at December 31, 1996, compared to $4,728,897 at December 31, 1995.
The increase was primarily attributable to the opening of the Bank, which resulted in deposits of $6,505,572 as of December 31,1996. Deposits were obtained primarily from individuals and businesses in the market area. These funds were invested in federal funds, investment securities and loans.

    Short term investments are in federal funds sold of $5,429,000 as of December 31, 1996. These funds are invested overnight with up to eleven different banks with a Standard and Poor rating of A- or better. Investment securities were $3,389,270 as of December 31, 1996. Securities are designated as held-to-maturity or available-for-sale.

    Net loans receivable were $1,102,913 as of December 31, 1996 and consisted of real estate residential mortgages of $682,138; commercial loans of $233,015; consumer loans of $136,810 and the balance included other loans less deferred loan fees and the allowance for loan losses.

    Net premises and equipment was $2,499,349 as of December 31, 1996. This includes $2,500,000 relating to the capital leases of two banking offices, equipment of $59,766 and accumulated depreciation of $60,417.

    The net loss for 1996 was ($873,361), compared to net income for 1995 of $127,643. The 1996 net loss reflects the impact of the pre-opening costs of the new bank start-up. Net interest income is the largest component of income for the Company, and consists of the difference between interest income generated on interest earning assets and interest expense incurred on interest bearing liabilities. The interest income is primarily affected by the volumes, interest rates and composition of interest earning assets and interest bearing liabilities.

    The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. Management believes that the allowance for loan losses as of December 31, 1996, is adequate to absorb potential losses of the present loan portfolio; however, future additions to the allowance may be necessary based on changes in economic conditions. The provision for loan losses was $20,000 for 1996. Non-interest expenses were $1,041,256 for 1996, primarily consisting of salaries and benefits expense, occupancy expenses and other operating expenses. Salaries and benefits reflect the hiring of personnel for the opening of the two banking offices.

Increases in occupancy expenses were due to the leasing of the two banking offices. Other operating expenses increased because of the start-up costs incurred in the areas of advertising, printing and supplies along with the normal operating expenses of the Bank since it opened in October 1996. Also, increased expenses for professional fees and litigation costs related to a lawsuit with a former organizer of the Company.

LIQUIDITY

    In basic banking terms, liquidity relates to the ability to convert assets into cash or to acquire deposit funds in order to meet the cash withdrawal needs of depositors or to provide funds for borrowers. In a more complex business environment, it also represents the availability to fund expanding operations, allow for contingencies and provide investment opportunities for the Company.

    The Company manages liquidity to meet the cash flow needs of customers, such as borrowing and deposit withdrawals, while at the same time striving to maximize the yield on investments and loans. To meet these cash flow requirements and also to improve and expand service in existing markets there must be sufficient sources of liquid funds and adequate capital. The major sources of asset liquidity are federal funds sold and that portion of the securities portfolio which matures within one year. These sources are supplemented by new deposit growth and by loans that are paid during the period. The Company has and expects to continue to have more than sufficient funds to meet the liquidity requirements.

CAPITAL RESOURCES

    Capital provides the foundation for future growth and expansion. The major component of capital is the Company' shareholders' equity. The adequacy of capital can be evaluated based on guidelines established by banking regulatory agencies. The risk-based capital requirements assign risk weights to on-and-off balance sheet items in arriving at total risk-adjusted assets. Regulatory capital is divided by the computed total of risk-adjusted assets to arrive at the capital measure. The regulatory minimum total capital ratio is 8%. Due to the issuance of over $4,480,000 in common stock and the start-up nature of the Bank, both the Company and the Bank are well capitalized.

YEAR 2000 ISSUE

    The Company has reviewed all of its current computer applications, both in-house and those provided by outside vendors, with respect to the year 2000 issue. The Company believes all of its applications are substantially compliant and the cost of making all applications year 2000 compliant will not result in a significant cost.

                                GOVERNMENT REGULATION

GENERAL

    To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank. The operations of the Company and the Bank may be affected by legislative changes and by the policies of various regulatory authorities. The Company is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new Federal or state legislation may have in the future.

    The Company and the Bank are extensively regulated under Federal and state law. These laws and regulations are intended to protect depositors, not stockholders. In addition to laws and regulations which are applicable to all state banks which are members of the Federal Reserve System and bank holding companies, the Federal Reserve Bank and the Ohio Division imposed certain conditions on the approval of the Company's application to become a bank holding company, the Bank's application to become a member of the Federal Reserve System and the Bank's application to become a state chartered bank.

     The Federal Reserve Bank's approval, dated August 14, 1995, of the Company's application to become a bank holding company was expressly conditioned
(a) on the Company's commitment not to incur debt during the first three years of operation without providing prior notice to the Federal Reserve Bank and receiving no-objection response regarding the requested debt and (b) on the Company's commitment to refrain from the payment of dividends for the first three years of operating without receiving a prior written no-objection response from the Federal Reserve Bank.

     The Federal Reserve Bank's approval of the Bank's application for membership in the Federal Reserve System, also dated August 14, 1995, was conditioned on compliance with a commitment to refrain from the payment of dividends for the first three years of operation without receiving no-objection response from the Federal Reserve Bank.

     The Ohio Division's approval order, dated February 14, 1995, which related to the formation of the Bank, required the Bank to maintain a leverage ratio of at least ten percent until such time, not less than three years after the commencement of operations, as the Superintendent advises the Bank in writing that such level of capitalization is no longer necessary. Similarly, the Federal Reserve Bank's approval of the Bank's application was expressly conditioned on a commitment to maintain a tangible leverage ratio of nine percent during the first three years of operation.

FEDERAL BANK HOLDING COMPANY REGULATION

    The Company is a bank holding company within the meaning of the Bank Holding Company ("BHC") Act, and as such, it is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"), acting primarily through officials of the Federal Reserve Bank of Cleveland. The Company is required to file annual reports with the FRB and to provide the FRB such additional information as the FRB may require.

    The BHC Act requires every bank holding company to obtain the prior approval of the FRB before (1) acquiring, directly or indirectly, ownership or control of any voting Shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such Shares (unless it already owns or controls the majority of such Shares); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

    With certain exceptions, the BHC Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting Shares of any company which is not a bank or holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. In making this determination, the FRB considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency in resources, which can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

    Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the BHC Act and certain regulations of the FRB, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Company, and may not require that customer to promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.

STATE BANK HOLDING COMPANY REGULATION

    The Company, as an Ohio bank holding company, is also subject to regulation by the Ohio Division of Financial Institutions. With prior notice to the Superintendent, Ohio law authorizes a bank holding company to acquire an Ohio bank if after the acquisition the bank holding company will not control more than ten percent to the deposits of banks, savings banks, and savings associations nationwide and not more than thirty percent of such institutions in Ohio. Ohio law also authorizes interstate branching by merger and by the acquisition of existing branches or opening of new banking offices inside and outside of Ohio. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits the Federal Reserve Board to approve interstate bank mergers upon satisfaction of various conditions, including deposit limits similar to those imposed by Ohio law.

FEDERAL AND STATE BANK REGULATION

    The Bank, as a federally-insured Ohio bank, is subject to the supervision and regulation of the Ohio Division of Financial Institutions, and to the supervision and regulation of the FDIC. As a state member bank, the Board of Governors of the Federal Reserve System is the Bank's primary federal bank regulator. These agencies may prohibit the Bank from engaging in what they believe constitute unsafe or unsound banking practices.

    The maximum legal rate of interest which the Bank may charge on a particular loan depends on a variety of factors such as the type of borrower, the purpose of the loan, the amount of the loan and the date the loan is made. A state statute sets the maximum legal rate of interest for various kinds of loans.

    The ability of banks and bank holding companies to operate in multiple locations or in more than one state is regulated by both Federal and state law. Ohio currently does not permit interstate branch banking, and permits interstate bank holding company activities only between Ohio and the five states adjacent to it.

    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the FDIC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

    The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank, the imposition of a cease and desist order, and other regulatory sanctions.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposed a number of mandatory supervisory measures on banks. Among other things, FDICIA requires the federal depository institution regulatory agencies to prescribe by regulation safety and soundness standards for all insured depository institutions. FDICIA also establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions, whereby all institutions are classified into one of five categories based in large measure upon their regulatory capital ratios. FDICIA requires the depository institution regulatory agencies to appoint a receiver or conservator shortly after an institution enters the category of institutions with the weakest capitalization. It also authorized the agencies to reclassify an institution from one category into a lower category if it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice, and it requires undercapitalized institutions that are not in the category of weakest capitalization to take certain actions to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

    Under FDICIA, each Federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards are to cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company believes that it already meets substantially all the standards which are likely to be adopted, and therefore does not believe that the implementation of these regulatory standards will materially affect the Company's business operations. FDICIA also imposed new capital standards on insured depository institutions. See "Government Regulation--Capital Adequacy."

DEPOSIT INSURANCE

    As an FDIC member institution, the deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and the Bank is required to pay semiannual deposit insurance premium assessments to the FDIC.

    FDICIA included provisions to reform the Federal deposit insurance system, including the implementation of risk-based deposit insurance premiums, and permits the FDIC to make special assessments on insured depository institutions, in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. Pursuant to FDICIA, the FDIC implemented a transitional risk-based insurance premium system on January 1, 1993. Generally, under this system, banks are assessed insurance premiums according to how much risk they are deemed to present to BIF. Banks with higher levels of capital and involving a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or involving a higher degree of supervisory concern.

    Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default (the "Cross Guarantee"). "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating either that there is no reasonable prospect that the institution will be able to meet the demands of its depositors or pay its obligations in the absence of regulatory assistance, or that its capital has been depleted and there is no reasonable prospect that it will be replenished in the absence of regulatory assistance. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy BIF members for the losses of any of such holding company's failed BIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates. Under FIRREA, failure to meet applicable capital guidelines could subject a banking institution to a variety of enforcement remedies available to Federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the taking of "brokered deposits."

DIVIDENDS

    The principal source of the Company's cash revenues is cash dividends received from the Bank. Ohio law requires the approval of the Superintendent for the declaration of dividends by an Ohio bank if the total of all dividends and distributions declared in any year exceeds the total of its net income for that year with its retained net income of the preceding two years. In addition, dividends may only be paid from undivided profits unless approved by two-thirds of the shareholders and the Superintendent.
Similarly, federal law applicable to state member banks, such as the Bank, requires that the payment of dividends in excess of the current year's net earnings plus retained earnings for the previous two years be approved by the Federal Reserve Bank; however, in no event may a bank pay dividends in excess of undivided profits then on hand or reduce capital by paying dividend without approval by two-thirds of shareholders and the Federal Reserve Bank.

    In addition, as a bank holding company which is subject to the regulation of the FRB, the Company must comply with policy statements issued by the FRB. The FRB has issued a policy statement with respect to the payment of cash dividends. In summary, the policy statement concludes that a bank holding company should not maintain an existing rate of cash dividends on common stock unless (1) the organization's net income available to common stockholders over the year in question has been sufficient to fully fund the dividends and (2) the prospective rate or earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. The Company intends to comply with the policy.

    The Company's application to become a bank holding company was approved, subject to the satisfaction of certain conditions, including limitations on the payment of dividends. See "GOVERNMENT REGULATION--GENERAL."

CAPITAL ADEQUACY

    The Federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open facilities.

    The FRB and FDIC have adopted risk-based capital guidelines for banks and bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the FRB has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and Federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital (see description of Tier 1 and Tier 2 capital below). Bank holding companies are required under such guidelines to deduct all intangibles except purchased mortgage servicing rights from capital.

    Tier 1 capital for bank holding companies includes common stockholders' equity, qualifying perpetual preferred stock (up to 25% of total Tier 1 capital, if cumulative; under a FRB rule, redeemable perpetual preferred stock may not be counted as Tier 1 capital unless the redemption is subject to the prior approval of the FRB) and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above. Tier 2 capital includes: (1) the allowance for loan losses up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock which exceeds the amount which may be included in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations, capital instruments and investments in unconsolidated subsidiaries.

    Bank's and bank holding companies' assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets.

    Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, other standby letters of credit and undrawn commitments, including commercial credit lines with an initial maturity of more than one year, have a 50% conversion factor. Short-term, self-liquidating trade contingencies are converted at 20%, and short-term commitments have a 0% factor.

    The FRB also has implemented a leverage ratio, which is Tier 1 capital as a percentage of total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The FRB requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the FRB expects an additional cushion
of at least 100 to 200 basis points.   At September 30, 1997, the Company and
the Bank were in compliance with all capital regulatory requirements.

    FDICIA also created a new statutory framework which applies to every insured depository institution a system of supervisory actions indexed to the capital level of the individual institution. Under the implementing regulations adopted by the FDIC, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. The Company does not anticipate that these regulations will have any material effect on the Bank.

MONETARY POLICY

    The earnings of a bank holding company are affected by the policies of regulatory authorities, including, in particular, the FRB, in connection with the FRB's regulation of the money supply. Various methods employed by the FRB are open market operations in United States Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

PROPOSED LEGISLATION AND FUTURE REGULATORY POLICIES

    The laws and regulations affecting banks and bank holding companies are subject to change. The rules and the regulatory agencies in this area have changed significantly over recent years, and there is reason to expect that similar changes will continue in the future. It is difficult to predict the outcome of these changes. Banking-related initiatives applicable to the Company that are pending before Congress include a financial services modernation bill which would allow new affiliations among banks, securities firms, and insurance companies. Based on what is presently known about this initiative, management does not believe that the Company's operations will be materially adversely affected by it or by other pending initiatives that may be enacted in the future.

    Additionally, one of the major additional burdens imposed on the banking industry by FDICIA is the increased authority of federal agencies to regulate the activities of federal and state banks and their holding companies. The Federal Reserve Board and the FDIC have extensive authority to policy unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. The agencies can assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers. In addition, the Ohio Superintendent of Financial Institutions possesses certain enforcement powers enumerated particularly to address violations of Ohio banking law for Ohio state-chartered banks.

    The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. See "Government Regulation - Monetary Policy."


                              DESCRIPTION OF THE SHARES

    The Shares offered hereby are common shares, without par value. The Company has 800,000 Shares authorized and 370,761 Shares are issued and outstanding as of the date hereof.

    The holders of the Shares have no preemptive right to acquire other or additional Shares which may, from time to time, be authorized and issued by the Company. Such issuance would cause a dilution in the ownership percentage of the Shares held by any shareholder. It is not currently contemplated that the Company will issue any other class of Shares other than the Shares offered hereunder.

    As is required by Ohio law, each shareholder of the Company shall have the right to cumulatively vote his/her Shares in connection with the election of Directors. Cumulative voting allows a shareholder to vote the number of Shares owned by him times the number of directors to be elected and to cast such votes for one director or to allocate such votes among directors as he deems appropriate. Each Share shall be entitled to one (1) vote per share on all issues other than the right to cumulate votes in the election of Directors.

    All Shares offered hereby will be, upon issuance, fully paid and nonassessable. However, the Company may be required to fund the Bank in the future in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of Shares in the Company.

    Since the Company and the Bank are both start-up operations, it is the policy of the Board of Directors of the Company to retain any earnings for the period of time necessary to ensure the success of their operations. The payment of dividends will depend substantially on the Bank's earnings and will be subject to legal and regulatory restrictions applicable to the Company and the Bank. As a result, the Company has no current plans to initiate payment of cash dividends, and its future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company.

    The Articles of Incorporation of the Company contain certain provisions limiting the liability of Directors and providing for indemnification of the Company's Directors and Officers (see "INDEMNIFICATION").

    A vote of eighty percent (80%) of the Company's outstanding Shares will be required to approve certain business combination transactions (see "ANTITAKEOVER MEASURES").


                                ANTITAKEOVER MEASURES

DISCUSSION OF FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS

    The Company's Articles of Incorporation contain a "Fair Price" and "Supermajority Vote" provision. Such provision was included in the Company's Articles of Incorporation based on the fact that certain tactics have become relatively common in recent corporate takeover practice, including the accumulation of a substantial block of stock as a prelude to an attempted takeover or proxy fight or the use of a partial tender offer followed by a second step merger or business combination involving less favorable considerations than were offered in the partial tender offer. The Board of Directors of the Company considers that such tactics can be highly disruptive and can result in dissimilar and unfair treatment of shareholders.

    The fair price and supermajority vote provisions are designed to encourage potential takeover bidders to negotiate at arms length with the Board of Directors. In the absence of such negotiations, the provisions are intended to achieve a measure of assurance that any multistep attempt to take over the Company is made on terms that offer similar treatment to all shareholders. Neither the proposed fair price provision nor the supermajority vote provision will impede a takeover that is approved by two-thirds of the directors of the Company who are unaffiliated with a ten percent (10%) or more shareholder.

    The Board of Directors is not aware of any current efforts to obtain control of the Company or to effect substantial accumulations of the Shares. However, Article X of the Company's Articles of Incorporation was included in order to have in place appropriate safeguards to protect the shareholders in light of numerous two-step takeover attempts for public corporations and in light of developments in legislation regarding interstate banking.

    An effect of these provisions in the Company's Articles of Incorporation is to make more difficult the consummation of a business combination with a ten percent (10%) or more shareholder in the absence of the approval of the Board of Directors of the Company. Accordingly, the provisions may discourage takeover attempts which are not supported by the Board of Directors (see "Purpose and Effect of Article X of the Company's Articles of Incorporation Concerning "Fair Price" and "Supermajority Vote" Provisions").

    THE FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS MAY HAVE THE EFFECT OF PROTECTING THE INCUMBENT BOARD OF DIRECTORS AND MANAGEMENT BY DISCOURAGING TAKEOVER ATTEMPTS WHICH ARE NOT SUPPORTED BY THE BOARD AND MANAGEMENT. AS A RESULT, SHAREHOLDERS MAY NOT HAVE THE OPPORTUNITY TO SELL SOME OR ALL OF THEIR SHARES IN SUCH A TAKEOVER ATTEMPT. THESE PROVISIONS IN THE COMPANY'S ARTICLES OF INCORPORATION MAY HAVE SIGNIFICANT EFFECTS ON THE ABILITY OF THE SHAREHOLDERS OF THE COMPANY TO BENEFIT FROM CERTAIN TRANSACTIONS WHICH ARE NOT APPROVED BY THE INCUMBENT BOARD OF DIRECTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ CAREFULLY THE FOLLOWING SECTIONS OF THIS PROSPECTUS, WHICH DESCRIBE MORE FULLY THE SPECIFIC PROVISIONS OF THE ARTICLES OF INCORPORATION AND CODE OF REGULATIONS AND WHICH DISCUSS THE ADVANTAGES AND DISADVANTAGES OF THESE MEASURES.

REASONS FOR FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS

    The so-called "fair price" and "supermajority vote" provision would be applicable in the case of certain business combinations with a shareholder owning ten percent (10%) or more of the voting stock of the Company. The Board of Directors determined that the provisions are desirable to assure all shareholders fair and equitable treatment in the event of certain types of "two-step" transactions.

    There have been a number of takeovers of publicly-owned corporations accomplished by the purchase of a control block of stock by means of open market purchases or by means of a tender offer made directly to a target corporation's shareholders at a price above the prevailing market price, followed by a second step merger or other business combination. The value of the consideration given for the acquired corporation's Shares in the second step of such an acquisition may be, and frequently is, less than the value paid in the first step and/or the form of the consideration in the first step. The Board of Directors was concerned that the interest of all shareholders may not be adequately protected in such a two-step acquisition.

    The Company has a large number of shareholders who individually hold a small number of Shares. The Board believes that sophisticated arbitragers and other market professionals are generally in a better position to take advantage of the more lucrative first-step transaction, while other shareholders will often, as a practical matter, be compelled to accept the less favorable consideration payable in the second step merger or other business combination. Although the remaining shareholders subject to the second step may have available certain legal remedies in such a situation, including the right to dissent under applicable law in a merger and certain other business combinations, the enforcement of such rights or remedies by a minority shareholder may involve significant expense, delay and uncertainty.

    There have been significant developments in the area of interstate banking. Under the Bank Holding Company Act, a bank holding company is generally prohibited from acquiring the voting stock or assets of a bank or bank holding company located outside the state where the principal operations of the acquiring bank holding company are conducted, unless statutes of the state, where the bank or the bank holding company to be acquired is located, expressly authorize such an acquisition. Several states have adopted, in various forms, statutes authorizing out-of-state bank holding companies to acquire banks and bank holding companies located in their states. Ohio has adopted such a statute; the statute provides that any state which allows Ohio bank holding companies to acquire banks and bank holding companies in its state has the ability to acquire banks and bank holding companies in the State of Ohio. This provision greatly increases the number of potential acquirors of Ohio banks and bank holding companies.

    Use of the two-step acquisition and further expansion of interstate banking are two principal reasons that the Board of Directors of the Bank and the Company determined that these provisions are desirable.

SUMMARY OF FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS

    The following summary is qualified by reference to the full text of the Articles of Incorporation. Article X contains both a "fair price" and "supermajority vote" provision. The following definitions are applicable to the "fair price" and "supermajority" vote provisions.

    The "business combinations" covered by Article X include the following transactions:

         (i) Any merger or consolidation of the Company or any of its subsidiaries with or into an interested shareholder;

         (ii) Any sale or other disposition between the Company or any of its subsidiaries and an interested shareholder of assets constituting ten percent (10%) or more of the Corporation's total shareholders' equity;

         (iii) Issuance, sale or other transfer by the Company or any subsidiary of any securities of the Company or any subsidiary to an interested shareholder (other than an issuance or transfer of securities which is effected on a pro rata basis to all shareholders of the Company);

         (iv) The acquisition by the Company or any of its subsidiaries of any securities of an interested shareholder;

         (v) The adoption of any plan for liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder;

         (vi) Any reclassification or recapitalization of securities of the Company if the effect, directly or indirectly, of such transaction is to increase the relative voting power of an interested shareholder; or

         (vii) Any agreement, contract or other arrangement providing for or resulting in any of the foregoing transactions.

    An "interested shareholder" is defined to mean any person, and the affiliates and associates (as defined) of such person(s) who or which together are the beneficial owner(s), directly or indirectly, of ten percent (10%) or more of the outstanding voting stock, or were, within the two-year period immediately prior to the date in question, the beneficial owner(s), directly or indirectly, of ten percent (10%) or more of the outstanding voting stock. This definition of an "interested shareholder" excludes the Company and its subsidiaries, or any Trust Department of the Company and its subsidiaries with full voting control of the Company stock, as well as a trustee under any Company profit sharing, stock purchase and savings, employee pension, or other employee benefit plan, or under any similar plan of a subsidiary of the Company. Any assignee or successor of an interested shareholder in a transaction not involving a public offering within the meaning of the Securities Act of 1933 would be an interested shareholder. At the present time, the Bank is not aware of the existence of any shareholder which would be an interested shareholder.

    An "independent shareholder" is any shareholder of the Company other than the interested shareholder engaged in or proposing a business combination.

    A "continuing director" means any member of the Board of Directors of the Company who is unaffiliated with the interested shareholder and was a member of the Board of Directors prior to the time that the interested shareholder became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is approved to succeed a continuing director by the continuing directors, or any member of the Board of Directors who is approved to fill a vacancy on the Board of Directors and is approved by the continuing directors.

    "Voting stock" means all outstanding Shares of capital stock of the Company entitled (Common and Preferred) to vote in the election of directors.

    Under the "fair price" provision, no business combination may be effected without the approval of two-thirds of the Continuing Directors, unless either:

         (i) Approved by holders of not less than 66 2/3% of the voting stock held by all independent shareholders voting together as a class; or

         (ii) All of the following minimum price and other requirements and conditions are complied with:

                a. the cash and fair market value of property (as determined by the Continuing Directors as of the consummation date) to be received, per share, in the business combination shall not be less than the sum of (1) the highest per share price paid by the interested shareholder in acquiring Shares of such class or series, or if greater, in the case of preferred stock, the amount of the per share redemption price, and (2) the amount by which a market rate of interest (based on the 91-day Treasury bill rate) on the per share price from the date the interested shareholder first became such, to consummation of the business combination exceeds the per share amount of cash dividends received by, the independent shareholders during such period;

                b. the form of consideration to be paid to the independent shareholder shall be the same as previously paid by the interested shareholder in acquiring the largest number of Shares of such class or series acquired by it or, if no Shares of such class or series have been acquired, the form of consideration shall be cash;

                c. from the date the interested shareholder became such until consummation of the business combination, unless two-thirds of the Continuing Directors otherwise approve; (1) the interested shareholder did not receive benefits (except proportionately as a shareholder) from the Company; (2) there has been no failure to declare and pay in full dividends required to be paid on any class or series of the Company's Shares or reduction in the rate of dividends on common Shares; and (3) there have been no amendments to the Company employee benefit plan, which change the manner of voting any Company common Shares covered by the plan; and

                d. a proxy or information statement describing the business combination is mailed at least 30 days prior to completion of the business combination to all shareholders which contains, if two-thirds of the Continuing Directors deem it advisable, a recommendation of the Continuing Directors as to the advisability or inadvisability of the business combination and/or an opinion of an investment banking firm as to the fairness or the unfairness of the business combination to the independent shareholders.

    It is possible that, if the interested shareholder has not made a recent purchase of Company stock, the "fair price" might be a price paid by the interested shareholder several years ago. That price may have no relation to the present market value of the stock, particularly if the stock has declined in value during the interim period.

    As the fair price is an aggregate of the cash and fair market value of property paid plus interest paid on such property from the date the interested shareholder became such to the date of consummation, a determination of whether the price paid satisfies the fair price provision may conceivably not be made until the date of consummation. Due to this uncertainty of whether the fair price provision has been satisfied, the actual vote required at the meeting of shareholders may not be determinable until consummation. This uncertainty may preclude an interested shareholder from actually determining the price required to satisfy the fair price provision, even if the interested shareholder had every intention of doing so.

    The uncertainty associated with the fair price provision may have the effect of encouraging an interested shareholder who is not assured of the eighty percent (80%) supermajority vote to negotiate any proposed business combination with the Board of Directors, and more specifically, negotiate with the Continuing Directors.

    The purpose of the foregoing condition is to require, in the absence of the approval of two-thirds of the Continuing Directors or holders of at least
66 2/3% of all voting stock held by the independent shareholders, that the independent shareholders receive in a business combination the minimum price specified in (a) above, which is the highest price per share paid by the interested shareholder in acquiring Shares of such class or series or, if greater, in the case of preferred stock the amount of the per share redemption price, plus interest less cash dividends received. The form of the consideration would be the same as previously paid by the interested shareholder to acquire the largest number of Shares of such class or series. The conditions in (c) above are to deter the interested shareholder from self-dealing or taking advantage of its equity position in the Company.

    Article X also contains a "supermajority vote" provision. The vote required by the supermajority vote provision is in addition to any vote required by the fair price provision. Under the supermajority vote provision, no business combination with an interested shareholder may be effected without the approval of two-thirds of the Continuing Directors, unless approved by holders of not less than eighty percent (80%) of the outstanding voting stock voting together as a single class. (This 80% supermajority vote requirement includes the vote of the interested shareholder.)

    Any vote of shareholders of the Company under Article X is in addition to any required vote of the holders of any class of Shares of capital stock of the Company and is required notwithstanding that no shareholder vote or a lesser percentage shareholder vote may be required by law or other provisions of the Articles of Incorporation.

    All actions required to be taken by the Continuing Directors under Article
X shall be taken by the vote or written consent of two-thirds (2/3) of the Continuing Directors. In the event that the number of Continuing Directors is at any time less than four (4), all power and authority of the Continuing Directors under Article X shall cease, including the ability to waive the applicability of the fair price and/or supermajority voting provisions, the authority to approve business combinations and successor Continuing Directors and to fill director vacancies. The Continuing Directors are given authority under Article X to determine, consistent with their fiduciary obligations, such matters as whether any person is an interested shareholder; fair market value of property, securities and other noncash considerations; and other matters.

    Provisions of Article Tenth may not be repealed, amended, supplemented or otherwise modified unless;

         (i) the Continuing Directors (or, if there is no interested shareholder, a majority of directors of the Company), recommend such repeal, amendment, supplement or modification and such repeal, amendment, supplement or modification is approved by the affirmative vote of the holders of Shares entitling them to exercise 66 2/3% of the voting power of the Company, or

         (ii) such repeal, amendment, supplement or modification is approved by the affirmative vote of holders of:

                a. not less than 80% of the outstanding voting stock voting together as a single class, and

                b. not less than 66 2/3% of the outstanding voting stock held by all shareholders other than interested shareholders voting together as a single class.

    The advantages and disadvantages of proposed Article X are discussed in the section entitled, "Purpose and Effect of Article X which contains Fair Price and Supermajority Vote Provisions," of this Prospectus.

PURPOSE AND EFFECT OF ARTICLE X WHICH CONTAINS FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS

    Article X of the Company's Articles of Incorporation contains the fair price and supermajority vote provisions and is intended to encourage potential takeover bidders to seek approval of the Company's Board of Directors through negotiations prior to attempting a takeover and if the takeover bidder chooses not to obtain the approval of the Board, including the Continuing Directors, to prevent against inequitable treatment of shareholders which may result from a two-step acquisition. Absent approval by two-thirds of the Continuing Directors, an interested shareholder could not consummate a business combination without obtaining the affirmative vote of holders of at least 80% of the outstanding voting stock and either complying with the price and other conditions specified by the fair price provision or obtaining the affirmative vote of holders of at least 66 2/3% of the voting stock held by the independent shareholders. The effect of the voting requirement of the fair price provision may be that as the percentage of stock owned by the interested shareholder increases, the number of shares required to veto the proposed business combination transaction decreases. This is illustrated as follows:

      % Shares Owned By              % of Shares Required To
   Interested Shareholder               Veto Transaction
   ----------------------            -----------------------

            1. 25%                          25.0%
            2. 50%                          16.7%
            3. 75%                           8.3%
            4. 95%                           1.6%

    The effect of these alternatives may be either to increase the price of the acquisition for the potential acquiror, or to create a degree of uncertainty as to whether a proposed second-step business combination will obtain the required approval.

    The Board of Directors believes that encouraging a prospective purchaser to negotiate directly with the Board and Management will be beneficial to all shareholders. The Board believes that it and Management, in consultation with their professional advisors, are in the best position to assess the business and prospects of the Company. Accordingly, the Board is of the opinion that negotiations between the Company and a potential acquiror will increase the likelihood that shareholders will receive a higher price for their Shares.

    THE FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS MAY HAVE THE EFFECT OF PROTECTING MANAGEMENT BY DISCOURAGING TAKEOVER ATTEMPTS WHICH ARE NOT SUPPORTED BY MANAGEMENT. AS A RESULT, SHAREHOLDERS MAY NOT HAVE THE OPPORTUNITY TO SELL SOME OR ALL OF THEIR SHARES IN SUCH A TAKEOVER ATTEMPT. TENDER OFFERS FOR CONTROL USUALLY INVOLVE A PURCHASE PRICE HIGHER THAN THE PREVAILING MARKET PRICE AND MAY RESULT IN A BIDDING CONTEST BETWEEN COMPETING TAKEOVER BIDDERS. IN ADDITION, THE PROVISIONS COULD AFFECT THE PRICE OF THE COMPANY COMMON SHARES BY MAKING IT LESS ATTRACTIVE TO PERSONS WHO INVEST IN SECURITIES IN ANTICIPATION OF AN INCREASE IN PRICE IF A TAKEOVER ATTEMPT OCCURS. ON THE OTHER HAND, DEFEATING UNDESIRABLE TENDER OFFERS CAN BE EXPENSIVE AND DISRUPTIVE. THE FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS MAY ALSO DETER AN INTERESTED SHAREHOLDER FROM PROCEEDING WITH A SECOND-STEP BUSINESS COMBINATION UNLESS APPROVED BY TWO-THIRDS OF THE CONTINUING DIRECTORS, ESPECIALLY IF THE MARKET PRICE OF THE COMPANY SHARES HAS DECLINED FROM THE HIGHEST PRICE PAID BY THE INTERESTED SHAREHOLDER IN ACQUIRING SHARES OF SUCH CLASS. FURTHERMORE, UNLESS TWO-THIRDS OF THE CONTINUING DIRECTORS APPROVE A

BUSINESS COMBINATION, THE PROVISION WOULD GIVE THE HOLDER OF A MINORITY OF THE TOTAL OUTSTANDING SHARES A VETO POWER OVER A BUSINESS COMBINATION WITH AN INTERESTED SHAREHOLDER NOTWITHSTANDING THAT THE OTHER SHAREHOLDERS, INCLUDING THE INTERESTED SHAREHOLDER, MAY BELIEVE THE BUSINESS COMBINATION TO BE DESIRABLE OR BENEFICIAL.

CLASSIFIED BOARD OF DIRECTORS

    The Company's Board of Directors is divided into three classes and each class is elected for a three year term. The classified election system for directors provides continuity of directors and also serves as a defense against unwanted takeovers. Shareholders desiring to change a majority of the Board would have to wait two years as that only one-third of the directors are elected annually. This may discourage potential acquirors of the Company's Shares from making acquisition of the Company's Shares.

ADDITIONAL CONSIDERATIONS

    Federal law requires prior approval by the Board of Governors of the Federal Reserve System before any company acquires control of a bank or bank holding company. Independent of any provision of the Company's Articles of Incorporation or Code of Regulations, the requirement for such regulatory approval may delay efforts to obtain control over the Company. The Ohio General Corporation Law requires shareholder approval of the acquisition of control of certain Ohio corporations, including the Company. A "Control Share Acquisition" is defined as acquisition by any person of voting power over twenty percent (20%) or more of the total voting power of certain "issuing public corporations" as defined by Ohio law, which it is assumed will include the Company. A person has voting power over a voting share if the person has or Shares, directly or indirectly, through any option, contract, arrangement, understanding, conversion right or relationship, or by acting jointly or in concert or otherwise, the power to vote or to direct the voting of the voting share.

    The availability of the authorized and unissued Shares of the Company to be issued into friendly hands with the purpose of diluting a potential acquiror's ownership of the Company may also be determined to have an antitakeover effect. The Company's Articles of Incorporation and Code of Regulations currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. The Board of Directors has no present intention to amend further the Articles of Incorporation to add any antitakeover provisions, nor are the above described provisions the result of Management's knowledge of any effort to obtain control of the Company by any means.

                                   INDEMNIFICATION

    The Code of Regulations of the Company, in conjunction with provisions of the Ohio Revised Code, contains certain indemnification provisions which provide that directors, officers, employees or agents of the Company will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceeding.

    Even when a case or dispute is not ultimately determined on its merits (i.e., settled), the indemnification provisions of the Code of Regulations and Ohio law provide that the Company will indemnify directors when they meet the applicable standards of conduct. The applicable standard of conduct is met if the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, a disinterested committee of the Board, the shareholders or independent legal counsel in each specific case.

    The Code of Regulations of the Company also provides that the indemnification rights set forth therein are not exclusive of any other indemnification rights to which a director may be entitled under any resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon. The Company can also provide for greater indemnification than that set forth in the Code of Regulations if it chooses to do so. Additionally, and subject to the limitations set forth below, the Corporation shall indemnify its present and past directors for personal liability for monetary damages resulting from breach of their fiduciary duty as directors. Notwithstanding the above, no
indemnification for personal liability shall be provided for:   (i) any breach
of the directors' duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) illegal distribution of dividends; and (iv) any transaction from which the director derived an improper personal benefit.

    The indemnification provisions of the Code of Regulations specifically provide that the Company may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not the Company would have had the power to indemnify against such liability.

    The Company is not aware of any pending or threatened action, suit or proceeding involving any of its directors or officers for which indemnification from the Company may be sought.

    Insofar as indemnification for liabilities (primarily relating to public distribution of securities) arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to directors, officers and controlling persons of the Company, or to an affiliate of the Company pursuant to the Company's Code of Regulations or otherwise, the Board of Directors has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. Accordingly, it is possible that the indemnification provisions may not apply to liabilities arising under the 1933 Act unless the person to be indemnified is successful on the merits of the claim or proceeding.


                                    LEGAL MATTERS

    The validity of the Common Stock offered hereby is being passed upon for the Company by Porter, Wright, Morris & Arthur, Columbus, Ohio.


                                       EXPERTS

    The consolidated financial statements as of December 31, 1996, and for each of the two years in the period ended December 31, 1996 included in this Prospectus have been audited by Clifton Gunderson Ltd., independent certified public accountants, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                 AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements herein contained concerning the provisions of any document are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission described above or copies obtained at prescribed rates from the Public Reference

Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports and other information about the Company at http://www.sec.gov.

    The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in the Prospectus. Any such request may be made to the Company at 610 E. South Boundry, Perrysburg, Ohio,
(419)874-2090.

                                        TOWNE
                                    BANCORP, INC.
                                   Perrysburg, Ohio

                                     CONSOLIDATED
                                 FINANCIAL STATEMENTS



                                  TABLE OF CONTENTS



                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . . . F-2


FINANCIAL STATEMENTS

    Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . F-3

    Consolidated Statements of Operations. . . . . . . . . . . . . . . . . F-4

    Consolidated Statements of Stockholders' Equity. . . . . . . . . . . . F-5

    Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . F-6

    Summary of Significant Accounting Policies . . . . . . . . . . . . . . F-7

    Notes to Consolidated Financial Statements . . . . . . . . . . . . . .F-10

                             INDEPENDENT AUDITOR'S REPORT


Stockholders and Board of Directors
Towne Bancorp, Inc.
Perrysburg, Ohio


We have audited the accompanying consolidated balance sheet of Towne Bancorp, Inc. and its subsidiary as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Towne Bancorp, Inc. and its subsidiary as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.


Toledo, Ohio
February 13, 1997, except as to                  Clifton Gunderson LTD.
    Note 17, which is as of
    May 6, 1997 and the first
    paragraph of Note 12, which
    is as of November 12, 1997

                                 TOWNE BANCORP, INC.
                             CONSOLIDATED BALANCE SHEETS

                                                                   SEPTEMBER 30,
                                                   DECEMBER 31,        1997
                ASSETS                                1996          (UNAUDITED)
                                                   ------------    -------------
CASH AND CASH EQUIVALENTS
   Cash and due from banks                         $   383,547     $   431,780
   Federal funds sold                                5,429,000       2,116,000
                                                   -----------     -----------
       Total cash and cash equivalents               5,812,547       2,547,780
                                                   -----------     -----------
INVESTMENT SECURITIES
   Available-for-sale, at market value               1,396,103       1,198,054
   Held-to-maturity, at amortized cost,
     market value of $1,987,064 in 1996
     and $1,994,381 in 1997                          1,993,167       1,995,460
                                                   -----------     -----------
       Total investment securities                   3,389,270       3,193,514
                                                   -----------     -----------
LOANS RECEIVABLE, net of allowance for losses
   of $20,000 in 1996 and $110,000 in 1997           1,102,913      10,227,343
PREMISES AND EQUIPMENT, net                          2,499,349       2,438,557
OTHER ASSETS                                           190,012         339,213
                                                   -----------     -----------
TOTAL ASSETS                                       $12,994,091     $18,746,407
                                                   -----------     -----------
                                                   -----------     -----------
        LIABILITIES AND STOCKHOLDERS'  EQUITY

LIABILITIES
   Deposits:
       Demand accounts                             $   515,413     $ 2,600,467
       Savings accounts                                317,278         773,007
       Certificates of deposit and other
         time accounts                               5,672,881       9,898,022
                                                   -----------     -----------
       Total deposits                                6,505,572      13,271,496
   Capital lease obligations                         2,500,000       2,482,729
   Accrued interest, taxes and other liabilities       284,975         150,872
                                                   -----------     -----------
         Total liabilities                           9,290,547      15,905,097
                                                   -----------     -----------
STOCKHOLDERS' EQUITY
   Common stock, without par value.
     Authorized 800,000 shares; issued and
     outstanding 370,761 shares at stated value        370,761         370,761
   Surplus                                           4,111,772       4,111,772
   Accumulated deficit                                (781,224)     (1,644,784)
   Net unrealized holding gain on investment
     securities available-for-sale                       2,235           3,561
                                                   -----------     -----------
         Total stockholders'  equity                 3,703,544       2,841,310
                                                   -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $12,994,091     $18,746,407
                                                   -----------     -----------
                                                   -----------     -----------

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                 TOWNE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                                    YEARS ENDED       SEPTEMBER 30,
                                                                    DECEMBER 31,           1997
                                                                    ------------           ----
                                                               1995           1996     (UNAUDITED)
                                                               ----           ----    -------------
INTEREST INCOME
   Interest and fees on loans                                $   -         $  13,614      $ 472,654
   Interest and dividends on investment securities:
       U.S. Treasury securities                                  -             8,010         47,597
       Obligations of U.S. Government agencies
          and corporations                                       -            11,972         95,059
       Federal reserve stock                                     -              -             5,760
   Interest on deposits in other bank, escrow account         358,819        110,570           -
   Interest on federal funds sold                                -            52,789        146,117
                                                             --------      ---------      ---------

              Total interest income                           358,819        196,955        767,187
                                                             --------      ---------      ---------

INTEREST EXPENSE
   Deposits                                                      -            42,233        388,767
   Common stock, escrow account                               172,369           -              -
   Organizer advances                                          11,868            481           -
                                                             --------      ---------      ---------

              Total interest expense                          184,237         42,714        388,767
                                                             --------      ---------      ---------

              Net interest income                             174,582        154,241        378,420

PROVISION FOR LOAN LOSSES                                        -            20,000         90,000
                                                             --------      ---------      ---------
              Net interest income after provision
                 for loan losses                              174,582        134,241        288,420
                                                             --------      ---------      ---------

NON-INTEREST INCOME
   Service charges on deposit accounts                           -             1,535          7,956
   Other operating income                                        -               519         18,595
                                                             --------      ---------      ---------
              Total non-interest income                          -             2,054         26,551
                                                             --------      ---------      ---------

NON-INTEREST EXPENSES
   Salaries, wages and employee benefits                         -           350,886        334,550
   Net occupancy expenses, including capital
       lease interest                                           3,525        228,170        352,423
   Other operating expenses                                    11,814        462,200        491,558
                                                             --------      ---------      ---------

              Total non-interest expenses                      15,339      1,041,256      1,178,531
                                                             --------      ---------      ---------

              Income (loss) before federal
                 income taxes                                 159,243       (904,961)      (863,560)

PROVISION (CREDIT) FOR FEDERAL
   INCOME TAXES                                                31,600        (31,600)          -
                                                             --------      ---------      ---------

NET INCOME (LOSS)                                            $127,643      $(873,361)     $(863,560)
                                                             --------      ---------      ---------
                                                             --------      ---------      ---------

NET INCOME (LOSS) PER SHARE                                  $   2.73      $   (2.38)     $   (2.33)
                                                             --------      ---------      ---------
                                                             --------      ---------      ---------

AVERAGE SHARES OUTSTANDING                                     46,728        366,689        370,761
                                                             --------      ---------      ---------
                                                             --------      ---------      ---------

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                 TOWNE BANCORP, INC.
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        YEARS ENDED DECEMBER 31, 1995 AND 1996
                       AND NINE MONTHS ENDED SEPTEMBER 30, 1997





                                                                                       RETAINED         NET
                                               COMMON STOCK                            EARNINGS     UNREALIZED
                                          ----------------------                     (ACCUMULATED     HOLDING
                                           SHARES         AMOUNT      SURPLUS          DEFICIT)        GAIN
                                           ------         ------      -------          -------         ----
BALANCE AT
   DECEMBER 31, 1994                        6,500       $  6,500     $   74,750    $   (35,506)        $ -

Issuance of common stock                  348,464        348,464      4,007,336           -              -

Deferred selling costs charged
   to surplus                                -              -          (146,105)          -              -

Net income for 1995                          -              -              -           127,643           -
                                          -------       --------     ----------    -----------         ------

BALANCE AT
   DECEMBER 31, 1995                      354,964        354,964      3,935,981         92,137           -

Issuance of common stock                   23,650         23,650        292,771           -              -

Purchases of common stock                  (7,853)        (7,853)      (103,931)          -              -

Deferred selling costs charged
   to surplus                                -              -           (13,049)          -              -

Net loss for 1996                            -              -             -           (873,361)          -

Change in net unrealized
   holding gain                              -              -              -              -             2,235
                                          -------       --------     ----------    -----------         ------

BALANCE AT
   DECEMBER 31, 1996                      370,761        370,761      4,111,772       (781,224)         2,235

Net loss for nine months ended
   September 30, 1997 (unaudited)            -              -              -          (863,560)          -

Change in net unrealized
   holding gain (unaudited)                  -              -              -              -             1,326
                                          -------       --------     ----------    -----------         ------

BALANCE AT SEPTEMBER 30,
   1997 (unaudited)                       370,761       $370,761     $4,111,772    $(1,644,784)        $3,561
                                          -------       --------     ----------    -----------         ------
                                          -------       --------     ----------    -----------         ------



      These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                 TOWNE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                                            YEARS ENDED           SEPTEMBER 30,
                                                                            DECEMBER 31,              1997
                                                                            ------------              ----
                                                                         1995           1996       (UNAUDITED)
                                                                         ----           ----       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                 $  127,643     $ (873,361)    $ (863,560)
   Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
            Depreciation and amortization                                 4,226         66,209        115,178
            Interest expense - common stock, escrow account             167,983           -              -
            Provision for loan losses                                      -            20,000         90,000
            Accretion of investment securities discounts, net of
               premium amortization                                        -              (300)        (2,918)
            Expenses paid directly by organizers                          6,603          6,511           -
            Increase in other assets                                    (74,364)      (129,795)      (198,167)
            Increase (decrease) in accrued interest, taxes
               and other liabilities                                    309,415        (24,440)       (91,843)
                                                                     ----------     ----------     ----------
               Net cash provided by (used in)
                   operating activities                                 541,506       (935,176)      (951,310)
                                                                     ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of premises under
       sale-leaseback agreement                                            -         1,496,510           -
   Proceeds from maturity of available-for-sale
       investment security                                                 -              -           200,000
   Purchases of investment securities:
       Available-for-sale                                                  -        (1,393,750)          -
       Held-to-maturity                                                    -        (1,992,985)          -
   Net increase in loans receivable                                        -        (1,122,913)    (9,214,430)
   Additions to premises and equipment                                 (663,830)      (892,446)       (47,680)
                                                                     ----------     ----------     ----------

               Net cash used in investing activities                   (663,830)    (3,905,584)    (9,062,110)
                                                                     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                                -         6,505,572      6,765,924
   Proceeds from issuance of common stock                             4,187,817        316,421           -
   Principal payments on capital lease obligations                         -              -           (17,271)
   Purchase of common stock                                                -          (111,784)          -
   Repayment of advances from organizers, net                           (73,200)       (49,349)          -
                                                                     ----------     ----------     ----------
               Net cash provided by financing activities              4,114,617      6,660,860      6,748,653
                                                                     ----------     ----------     ----------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                   3,992,293      1,820,100     (3,264,767)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                                                      154      3,992,447      5,812,547
                                                                     ----------     ----------     ----------

CASH AND CASH EQUIVALENTS AT
   END OF PERIOD                                                     $3,992,447     $5,812,547     $2,547,780
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------



      These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                 TOWNE BANCORP, INC.
                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


Towne Bancorp, Inc. ("the Company") was incorporated on April 1, 1992 in the state of Ohio. The Company is a bank holding company and has one wholly-owned subsidiary, Towne Bank ("the Bank"). The Company, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank, was organized in 1995 and has offices in Perrysburg and Sylvania, Ohio. The Perrysburg office was opened in October 1996 and the Sylvania office opened in January 1997. The Bank's primary market areas are northern Wood County and Lucas County. The Bank's customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Company are presented below.


USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. The most significant areas involving the use of management's estimates and assumptions are the allowance for loan losses and depreciation and amortization of premises and equipment. Actual results could differ from those estimates.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.


CASH AND CASH EQUIVALENTS

The Bank is required to maintain certain daily reserve balances on hand in accordance with Federal Reserve Board requirements. The average reserve balance for the period ended December 31, 1996 and September 30, 1997 approximated $25,000 and $25,000 (unaudited), respectively.

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold which mature overnight or within three days.


INVESTMENT SECURITIES

The Bank's investment securities are designated as held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at their amortized cost. All other securities are classified as available-for-sale. Securities designated as available-for-sale are carried at market value, with unrealized gains and losses on such securities recognized as a separate component of stockholders' equity. The Bank has no trading securities.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Gains and losses on sales of investment securities are accounted for on a completed transaction basis, using the specific identification method, and are included in non-interest income.

                                 TOWNE BANCORP, INC.
                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable are stated at their outstanding principal amount, adjusted for loan fees and costs and net of an allowance for loan losses. Interest is accrued as earned based upon the daily outstanding principal balance.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for possible loan losses. Such analysis is based on the character of the loan portfolio, value of any underlying collateral, current economic conditions, and such other factors as management believes requires current recognition in estimating possible loan losses. Various regulatory agencies, as part of their examination process, will periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.


PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Routine maintenance and repairs are charged to expense as incurred, and expenditures which materially increase values or extend useful lives are capitalized. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income.

The cost of premises, which is recorded under two capital leases, is being amortized on the straight-line method over the 20 year term of the leases. Equipment is depreciated based on the estimated useful lives of the individual assets, ranging from 3 to 7 years, using the straight-line method.


ORGANIZATIONAL COSTS, STOCK OFFERING COSTS AND
    PRE-OPENING EXPENSES

Certain costs incurred in organizing the Company, as well as costs incurred to organize the Bank were deferred and are being amortized to expense on the straight-line method over a five-year period. All costs related to the issuance of the Company's common stock were initially deferred and subsequently charged against surplus upon issuance of the shares.

Most other expenses incurred prior to the opening of the Bank were charged against operations, except for certain pre-opening expenses of the Bank which were deferred. Substantially all deferred pre-opening expenses were subsequently charged to expense when the Bank opened its Perrysburg office in October 1996, as described in Note 7.

                                 TOWNE BANCORP, INC.
                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


FEDERAL INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized.

The Company and the Bank are not currently subject to state and local income taxes.


PER SHARE DATA

Net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each period.

              This information is an integral part of the accompanying
                        consolidated financial statements

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 1 - INVESTMENT SECURITIES

The amortized cost and market value of investment securities as of December 31, 1996 and September 30, 1997 are as follows:



                                                                   GROSS          GROSS
                                                  AMORTIZED     UNREALIZED     UNREALIZED        MARKET
DECEMBER 31, 1996                                    COST          GAINS         LOSSES           VALUE
-----------------                                    ----          -----         ------           -----
Available-for-sale:
   U.S. Treasury securities                      $  600,425         $1,659        $  -        $  602,084
   Obligations of U.S. Government agencies
       and corporations                             697,443          1,256           (680)       698,019
   Federal Reserve Bank of Cleveland stock           96,000           -              -            96,000
                                                 ----------         ------        -------     ----------

                 Total available-for-sale         1,393,868          2,915           (680)     1,396,103
                                                 ----------         ------        -------     ----------

Held-to-maturity:
   U.S. Treasury securities                         494,335           -            (1,838)       492,497
   Obligations of U.S. Government agencies
       and corporations                           1,498,832           -            (4,265)     1,494,567
                                                 ----------         ------        -------     ----------

                 Total held-to-maturity           1,993,167           -            (6,103)     1,987,064
                                                 ----------         ------        -------     ----------

TOTAL                                            $3,387,035         $2,915        $(6,783)    $3,383,167
                                                 ----------         ------        -------     ----------
                                                 ----------         ------        -------     ----------
SEPTEMBER 30, 1997 (UNAUDITED)
------------------------------
Available-for-sale:
   U.S. Treasury securities                      $  600,515         $2,485        $  -        $  603,000
   Obligations of U.S. Government agencies
       and corporations                             497,978          1,194           (118)       499,054
   Federal Reserve Bank of Cleveland stock           96,000           -              -            96,000
                                                 ----------         ------        -------     ----------

                 Total available-for-sale         1,194,493          3,679           (118)     1,198,054
                                                 ----------         ------        -------     ----------

Held-to-maturity:
   U.S. Treasury securities                         496,307           -              (651)       495,656
   Obligations of U.S. Government agencies
       and corporations                           1,499,153            541           (969)     1,498,725
                                                 ----------         ------        -------     ----------

                 Total held-to-maturity           1,995,460            541         (1,620)     1,994,381
                                                 ----------         ------        -------     ----------

TOTAL                                            $3,189,953         $4,220        $(1,738)    $3,192,435
                                                 ----------         ------        -------     ----------
                                                 ----------         ------        -------     ----------



                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 1 - INVESTMENT SECURITIES (CONTINUED)

The amortized cost and market value of investment securities at December 31, 1996 and September 30, 1997, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.




                                               AVAILABLE-FOR-SALE              HELD-TO-MATURITY
                                               ------------------              ----------------
                                             AMORTIZED        MARKET       AMORTIZED        MARKET
DECEMBER 31, 1996                               COST           VALUE          COST           VALUE
-----------------                               ----           -----          ----           -----
Due in one year or less                     $  399,734     $  399,940     $  200,396     $  200,328
Due after one year through five years          898,134        900,163      1,792,771      1,786,736
Other security having no maturity date          96,000         96,000           -              -
                                            ----------     ----------     ----------     ----------

TOTAL                                       $1,393,868     $1,396,103     $1,993,167     $1,987,064
                                            ----------     ----------     ----------     ----------
                                            ----------     ----------     ----------     ----------

SEPTEMBER 30, 1997 (UNAUDITED)
------------------------------

Due in one year or less                     $  399,105     $  399,562     $  599,219     $  599,194
Due after one year through five years          699,388        702,492      1,396,241      1,395,187
Other security having no maturity date          96,000         96,000           -              -
                                            ----------     ----------     ----------     ----------

TOTAL                                       $1,194,493     $1,198,054     $1,995,460     $1,994,381
                                            ----------     ----------     ----------     ----------
                                            ----------     ----------     ----------     ----------

NOTE 2 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at December 31, 1996 and September 30, 1997 consist of the following:

                                                                   1997
                                                1996            (UNAUDITED)
                                             ---------          ----------

Commercial                                  $  233,015         $ 3,481,534
Real estate - residential mortgage             682,138           5,991,391
Real estate - construction                      76,040              90,560
Consumer                                       136,810             807,197
                                            ----------         -----------

                                             1,128,003          10,370,682
Less:Deferred loan fees                         (5,090)            (33,339)
Allowance for loan losses                      (20,000)           (110,000)
                                            ----------         -----------

NET LOANS RECEIVABLE                        $1,102,913         $10,227,343
                                            ----------         -----------
                                            ----------         -----------

Fixed rate loans approximated $160,000 at December 31, 1996 and $1,625,000 (unaudited) at September 30, 1997.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 2 - LOANS RECEIVABLE AND ALLOWANCE
           FOR LOAN LOSSES (CONTINUED)

The Bank had no impaired loans as of or during the year ended December 31, 1996. At September 30, 1997, the recorded investment in impaired loans consisted of one loan approximating $99,000 (unaudited). Such loan has a related allowance for loan losses of $9,906 (unaudited) at September 30, 1997. The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses for the nine months ended September 30, 1997 (unaudited):

Balance at beginning of period              $  -
Provision charged to operations               9,906
                                            -------

BALANCE AT END OF PERIOD                    $ 9,906
                                            -------
                                            -------

The average recorded investment in impaired loans for the nine months ended September 30, 1997 was approximately $19,800 (unaudited). Interest income on impaired loans is accrued based on the principal amounts outstanding. The accrual of interest is discontinued when an impaired loan becomes 90 days delinquent unless it is well collateralized and in the process of collection. Interest income recognized on impaired loans for the nine months ended September 30, 1997 approximated $10,915 (unaudited), including approximately $3,685 (unaudited) which was recognized on a cash basis.

The following represents a summary of the activity in the allowance for loan losses for the year ended December 31, 1996 and the nine months ended September 30, 1997:
                                                        1997
                                         1996       (UNAUDITED)
                                         ----       -----------

Balance at beginning of period         $   -           $20,000
Provision charged to operations        $ 20,000         90,000
                                       --------        -------

BALANCE AT END OF PERIOD               $ 20,000       $110,000
                                       --------       --------
                                       --------       --------

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, may at times be loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. The following is a summary of activity during 1996 and the nine months ended September 30, 1997 for such loans:

                                BALANCE AT                              BALANCE
                                 BEGINNING   ADDITIONS   REPAYMENTS      AT END
                                ----------   ---------   ----------     -------

Year ended December 31, 1996     $  -        $  80,000    $  -        $  80,000
                                 ---------   ---------    ---------   ---------
                                 ---------   ---------    ---------   ---------

Nine months ended September 30,
  1997 (unaudited)               $  80,000   $  12,000    $  80,000   $  12,000
                                 ---------   ---------    ---------   ---------
                                 ---------   ---------    ---------   ---------

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 3 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 1996 and September 30, 1997:
                                                                      1997
                                                   1996            (UNAUDITED)
                                                   ----            -----------
Premises - capital leases                      $  2,500,000        $  2,500,000
Equipment                                            59,766             107,446
                                               ------------        ------------
                                                  2,559,766           2,607,446
Accumulated depreciation and amortization            60,417             168,889
                                               ------------        ------------

PREMISES AND EQUIPMENT, NET                    $  2,499,349        $  2,438,557
                                               ------------        ------------
                                               ------------        ------------

Depreciation and amortization of premises and equipment amounted to $60,417 in 1996 (none in 1995) and $108,472 (unaudited) for the nine months ended September 30, 1997. All of the accumulated depreciation and amortization at December 31, 1996 related to the premises - capital leases. See Note 5 for details of capital leases.


NOTE 4 - DEPOSITS

Time deposits at December 31, 1996 and September 30, 1997 include individual deposits of $100,000 and over which amounted to approximately $1,923,000 and $3,619,000(unaudited), respectively. Interest expense on time deposits of $100,000 or more amounted to approximately $11,000 for 1996 and $131,000 (unaudited) for the nine months ended September 30, 1997.

At December 31, 1996 and September 30, 1997, the scheduled maturities of certificates of deposit and other time accounts are as follows:

                                                                      1997
                                                     1996          (UNAUDITED)
                                                     ----          -----------
1997                                           $    666,352        $    626,235
1998                                              4,609,800           7,333,535
1999                                                  -               1,397,809
2000                                                  -                   -
2001                                                  -                 417,374
2002                                                396,729             123,069
                                               ------------        ------------

TOTAL                                          $  5,672,881        $  9,898,022
                                               ------------        ------------
                                               ------------        ------------

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 5 - CAPITAL LEASE OBLIGATIONS

In September 1995, the Company entered into a lease agreement with the lessor agreeing to construct a banking facility in Perrysburg, Ohio to be used by the Company's subsidiary. The lessor agreed to pay a maximum of $1,000,000, with any excess costs to be paid by the Company. Upon completion of the facility in February 1996, the Company accepted possession of the facilities and recorded a capital lease obligation amounting to $1,000,000. Under the terms of the lease agreement, the Company has agreed to make monthly payments of $8,500 through February 1999, and monthly payments of $9,417, subject to periodic inflationary increases, through February 2016. The lease also requires a $25,000 payment at the end of each lease year (as defined). For financial reporting purposes, interest has been imputed at the annual rate of 12.10%.

In August 1996, the Company received $1,496,510 from the sale of land and a banking facility under construction in Sylvania, Ohio. There was no gain or loss recognized on the sale. Immediately following the sale, the Company entered into a lease agreement with the purchaser of the property and recorded a capital lease obligation amounting to $1,500,000. Under the terms of the lease agreement, the Company has agreed to make monthly payments of $12,000 through September 1999, and monthly payments of $13,107, subject to periodic inflationary increases, through September 2016. The lease also requires a $34,000 payment at the end of each lease year (as defined). For financial reporting purposes, interest has been imputed at the annual rate of 10.97%.

The balance due on the capital lease obligations remained $2,500,000 at December 31, 1996 since the payments stipulated in the lease agreements were not sufficient to cover imputed interest. See Note 10 with regards to further capital lease obligations. The balance due on the capital lease obligations amounted to $2,482,729 (unaudited) at September 30, 1997. Accrued interest payable of $21,774 and $11,081 (unaudited) is included in the December 31, 1996 and September 30, 1997 consolidated balance sheets, respectively.

Interest expense of $142,774 and amortization of capitalized lease premises of $60,417 is included in net occupancy expenses in the 1996 consolidated statement of operations. For the nine months ended September 30, 1997, interest expense of $215,536 (unaudited) and amortization of capitalized lease premises of $93,750 (unaudited) is included in net operating expense in the 1997 consolidated statement of operations.


NOTE 6 - STOCKHOLDERS' EQUITY

The organizers of the Company purchased a total of 6,500 shares of common stock, without par value, at $12.50 per share. In July 1992, the Company initiated a public offering of its common stock, also at $12.50 per share. Over a period of approximately three years, the organizers actively sought, without compensation, subscriptions to purchase the common shares of the Company. All subscription payments were deposited with a bank escrow agent and the subscribers earned interest on amounts paid at an amount equal to the passbook savings rate of the escrow agent. A significant portion of the interest earned by the subscribers was ultimately paid through the issuance of additional shares of the Company's common stock.

In November 1995, the initial offering of the common stock was completed and the escrow agent issued 348,464 shares at a value of $4,355,800, including $167,983 of accrued interest expense due the subscribers. Since such date, additional shares have been issued and purchased at various prices per share.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 7 - NON-INTEREST EXPENSES

Upon the opening of the Perrysburg office in October 1996, $311,191 of deferred pre-opening expenses, principally salaries, wages and employee benefits and outside services incurred in 1996, were charged to operations.

The following is a summary of other operating expenses for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997:

                                                                                                 1997
                                                                    1995          1996        (UNAUDITED)
                                                                    ----          ----        -----------
Advertising, printing, and supplies                             $    4,707     $  111,667     $   50,617
Professional fees, litigation and settlements                        -            172,348         95,744
Equipment rent                                                       -             54,079        102,756
Insurance                                                            -             41,675         29,711
Outside services                                                     -             42,479         73,054
Franchise and other tax                                              -              7,686         44,994
Other expenses                                                       7,107         32,266         94,682
                                                                ----------     ----------     ----------

TOTAL OTHER OPERATING EXPENSES                                  $   11,814     $  462,200     $  491,558
                                                                ----------     ----------     ----------
                                                                ----------     ----------     ----------

NOTE 8 - FEDERAL INCOME TAXES

The provision (credit) for federal income taxes for the years ended December 31, 1995 and 1996 and amounted to $31,600 and ($31,600), respectively (none for the nine months ended September 30, 1997). The actual provision (credit) for income taxes attributable to income (loss) from operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before federal income taxes as a result of the following:

                                                                                                   1997
                                                                    1995           1996       (UNAUDITED)
                                                                    ----           ----       -----------
Expected tax using statutory tax rate of 34%                    $   54,100     $ (307,700)    $ (293,600)
Impact of the following:
  Increase in the valuation allowance for deferred tax assets          -          267,700        293,300
  Surtax exemption and other items, net                            (22,500)         8,400            300
                                                                ----------     ----------     ----------

TOTAL                                                           $   31,600     $  (31,600)    $     -
                                                                ----------     ----------     ----------
                                                                ----------     ----------     ----------


                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 8 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to deferred tax assets at December 31, 1996 and September 30, 1997 are presented below:

                                                                       1997
                                                          1996      (UNAUDITED)
                                                          ----      ----------
Net operating loss carryforward                       $   38,000    $  307,700
Allowance for loan losses                                  6,600        35,300
Pre-opening costs                                        178,800       150,600
Capital leases                                            27,900        52,900

Accrued expenses and other                                16,400        14,500
                                                      ----------    -----------
                                                         267,700       561,000
Less valuation allowance                                 267,700       561,000
                                                      ----------    -----------

TOTAL DEFERRED TAX ASSETS, NET OF VALUATION ALLOWANCE $    -        $      -
                                                      ----------    -----------
                                                      ----------    -----------

At December 31, 1996, the Company has a net operating loss carryforward approximating $112,000, which is available to reduce future regular federal taxable income. Such carryforward expires in 2011.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are available.

Due to the start-up nature of the Company's operations and the uncertainty as to when the operations will generate future taxable income, a valuation allowance of $267,700 was established at December 31, 1996 to eliminate all deferred tax assets. Such accounting continued through September 30, 1997.

Refundable federal income taxes, resulting from a carryback claim for taxes paid in 1995, amounted to $22,290 at December 31, 1996 and September 30, 1997, and is included in other assets in the December 31, 1996 and September 30, 1997 consolidated balance sheets.


NOTE 9 - RETIREMENT PLAN

Employees of the Bank who meet certain eligibility requirements may elect to participate in a 401(k) plan administered by Great Lakes Pension Services. Under the Plan, the Bank matches a percentage of employee contributions up to limits specified in the Plan. The Bank's contribution amounted to $2,861 for the year ended December 31, 1996 and $4,650 (unaudited) for the nine months ended September 30, 1997.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 10 - LEASE COMMITMENTS

At December 31, 1996, future minimum lease payments were as follows:

                                                        CAPITAL     OPERATING
                                                         LEASES       LEASES
                                                         ------       ------
Year ending December 31:
    1997                                             $   305,000   $   143,614
    1998                                                 305,000       143,614
    1999                                                 317,496       143,614
    2000                                                 329,296       143,614
    2001                                                 329,296        52,932
    Thereafter                                         4,805,947          -
                                                     -----------   -----------

         Total minimum lease payments                  6,392,035   $   627,388
                                                                   -----------
                                                                   -----------
Less amount representing interest                      3,892,035
                                                     -----------

PRESENT VALUE OF MINIMUM CAPITAL LEASE PAYMENTS      $ 2,500,000
                                                     -----------
                                                     -----------

In addition to the minimum lease payments on the capital lease agreements, the Company is responsible for real estate taxes and insurance for the properties.

Rent expense under various operating lease agreements and other short-term lease arrangements approximated $3,500 in 1995, $54,000 in 1996, and $103,000 (unaudited) for the nine months ended September 30, 1997, respectively.


NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are loan commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheet. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

Financial instruments whose contract amount represents credit risk approximated the following amounts at December 31, 1996 and September 30, 1997:

                                                                      1997
                                                        1996       (UNAUDITED)
                                                        ----       -----------

Commitments to extend credit                         $   578,000   $ 1,827,000
                                                     -----------   -----------
                                                     -----------   -----------

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.


NOTE 12 - REGULATORY MATTERS

The Company and Bank are regulated by federal and state banking agencies. As a result, they are subject to periodic examinations by the agencies and are required to comply with various regulatory matters. As a result of a June 30, 1997 Joint Report of Examination issued by the Ohio Division of Financial Institutions and the Federal Reserve Bank of Cleveland, the Board of Directors of the Bank on November 12, 1997 authorized the acceptance of a Memorandum of Understanding between the Bank and the regulatory agencies. Under the Memorandum, the Bank agreed to develop a capital plan, upgrade its budgeting process, assess its management structure and board oversight, hire an experienced chief lending officer, establish loan review procedures, periodic reporting to the regulators and other matters.

The Company and Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Company and Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 1996, the Company and Bank are classified as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table must be maintained.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 12 - REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Company and Bank are also presented in the table.

                                                                                      TO BE
                                                             FOR                "WELL CAPITALIZED"
                                                           CAPITAL                 UNDER PROMPT
                                                           ADEQUACY                 CORRECTIVE
                                      ACTUAL               PURPOSES              ACTION PROVISIONS
                                  -------------           ----------             -----------------
                              AMOUNT        RATIO      AMOUNT        RATIO      AMOUNT        RATIO
                              ------        -----      ------        -----      ------        -----
                                                      (DOLLARS IN THOUSANDS)
AS OF DECEMBER 31, 1996:
  Total Capital (to Risk
   Weighted Assets)
     Consolidated            $  3,722   > or = 28.6%  $  1,040   > or =  8.0%  $  1,299   > or = 10.0%
     Bank                       3,480   > or = 33.0        843   > or =  8.0      1,053   > or = 10.0

 Tier I Capital (to Risk
   Weighted Assets)
     Consolidated               3,702   > or = 28.5        520    > or = 4.0        780    > or = 6.0
     Bank                       3,460   > or = 32.9        421    > or = 4.0        632    > or = 6.0

 Tier I Capital (to
   Average Assets)
     Consolidated               3,702   > or = 45.4        326   > or =  4.0        408    > or = 5.0
     Bank (*)                   3,460   > or = 41.9        330   > or =  4.0        412    > or = 5.0

AS OF SEPTEMBER 30, 1997
 (UNAUDITED):
   Total Capital (to Risk
     Weighted Assets)
       Consolidated          $  2,948   > or = 29.5%  $    800    > or = 8.0%  $  1,000   > or = 10.0%
       Bank                     2,889   > or = 30.1        769    > or = 8.0        961   > or = 10.0

   Tier I Capital (to Risk
     Weighted Assets)
       Consolidated             2,838   > or = 28.4        400    > or = 4.0        600    > or = 6.0
       Bank                     2,779   > or = 28.9        385    > or = 4.0        577    > or = 6.0

   Tier I Capital (to
     Average Assets)
       Consolidated             2,838   > or = 17.8        637    > or = 4.0        797    > or = 5.0
       Bank                     2,779   > or = 18.8        591    > or = 4.0        739    > or = 5.0



* Average assets of Bank determined for period October 15, 1996 to December 31, 1996.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 12 - REGULATORY MATTERS (CONTINUED)

On a parent company only basis, the Company's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, no amount was available for dividends at December 31, 1996, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid. The Company does not anticipate the paying of any dividends until the Bank has increased its assets to the point of being profitable.


NOTE 13 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 1996 and September 30, 1997 and for the periods then ended are as follows:

                                                                      1997
               BALANCE SHEET                           1996        (UNAUDITED)
                                                       ----       ------------
ASSETS
   Cash                                          $     448,599    $    214,362
   Investment in subsidiary                          3,461,721       2,783,691
   Premises under capital lease, net                 2,439,583       2,345,833
   Other assets                                         22,290          59,570
                                                 -------------    ------------

TOTAL ASSETS                                     $   6,372,193    $  5,403,456
                                                 -------------    ------------
                                                 -------------    ------------

LIABILITIES
   Capital lease obligations                     $   2,500,000    $  2,482,729
   Accrued interest and other liabilities              168,649          79,417
                                                 -------------    ------------

   Total liabilities                                 2,668,649       2,562,146
                                                 -------------    ------------

STOCKHOLDERS' EQUITY
   Common stock                                        370,761         370,761
   Surplus                                           4,111,772       4,111,772
   Accumulated deficit                                (781,224)     (1,644,784)
   Net unrealized holding gain on investment
      securities available-for-sale                      2,235           3,561
                                                 -------------    ------------

   Total stockholders  equity                        3,703,544       2,841,310
                                                 -------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS  EQUITY       $   6,372,193    $  5,403,456
                                                 -------------    ------------
                                                 -------------    ------------

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 13 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)


                                                                                         NINE MONTHS
                                                                   YEARS ENDED              ENDED
                                                                   DECEMBER 31,         SEPTEMBER 30,
                                                                  --------------             1997
         STATEMENTS OF OPERATIONS                             1995            1996       (UNAUDITED)
                                                              ----            ----       -----------
Interest income                                            $  358,819     $  110,570     $    -
Interest expense                                              184,237            481          -
                                                           ----------     ----------     ----------
    Net interest income                                       174,582        110,089          -
                                                           ----------     ----------     ----------

Occupancy expenses, net of rent income from subsidiary          3,525        199,452         74,470
Other operating expenses                                       11,814        275,084        109,734
                                                           ----------     ----------     ----------

       Total non-interest expenses                             15,339        474,536        184,204
                                                           ----------     ----------     ----------

       Income (loss) before federal income taxes              159,243       (364,447)      (184,204)

Provision (credit) for federal income taxes                    31,600        (31,600)         -
                                                           ----------     ----------     ----------

       Income (loss) before equity in
         net loss of subsidiary                               127,643       (332,847)      (184,204)

Equity in net loss of subsidiary                                -           (540,514)      (679,356)
                                                           ----------     ----------     ----------

NET INCOME (LOSS)                                          $  127,643     $ (873,361)    $ (863,560)
                                                           ----------     ----------     ----------
                                                           ----------     ----------     ----------


                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 13 - CONDENSED PARENT COMPANY FINANCIAL
           INFORMATION (CONTINUED)

                                                                                         NINE MONTHS
                                                                   YEARS ENDED              ENDED
                                                                   DECEMBER 31,          SEPTEMBER 30,
                                                                  -------------               1997
         STATEMENTS OF CASH FLOWS                               1995           1996       (UNAUDITED)
                                                                ----           ----       -----------
OPERATING ACTIVITIES
  Net income (loss)                                        $    127,643   $   (873,361)  $   (863,560)
  Adjustments:
     Depreciation and amortization                                4,226         65,543         93,750
     Interest expense - common stock, escrow account            167,983           -              -
     Equity in net loss of subsidiary                              -           540,514        679,356
     Expenses paid directly by organizers                         6,603          6,511           -
       Increase in other assets                                 (74,364)       (84,907)       (37,280)
       Increase (decrease) in other liabilities                 309,415       (115,512)       (89,232)
                                                           ------------   ------------   ------------

     Net cash provided by (used in)
        operating activities                                    541,506       (461,212)      (216,966)
                                                           ------------   ------------   ------------

INVESTING ACTIVITIES
  Investment in subsidiary                                         -        (3,855,000)          -
  Proceeds from sale-leaseback agreement                           -         1,496,510           -
  Additions to premises and equipment                          (663,830)      (879,434)          -
                                                           ------------   ------------   ------------

        Net cash used in investing activities                  (663,830)    (3,237,924)          -
                                                           ------------   ------------   ------------

FINANCING ACTIVITIES
  Proceeds from issuance of common stock                      4,187,817        316,421           -
  Principal payments on capital lease obligations                  -             -            (17,271)
  Purchase of common stock                                         -          (111,784)          -
  Repayment of advances from organizers, net                    (73,200)       (49,349)          -
                                                           ------------   ------------   ------------

        Net cash provided by (used in)
           financing activities                               4,114,617        155,288        (17,271)
                                                           ------------   ------------   ------------

        Increase (decrease) in cash                           3,992,293     (3,543,848)      (234,237)

CASH AT BEGINNING OF PERIOD                                         154      3,992,447        448,599
                                                           ------------   ------------   ------------

CASH AT END OF PERIOD                                      $  3,992,447   $    448,599   $    214,362
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------



                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Bank's principal financial instruments, as defined by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", are as follows at December 31, 1996:

                                                    CARRYING           FAIR
                                                     AMOUNT            VALUE
                                                     ------            -----
Financial assets:
    Cash and cash equivalents                    $   5,812,547    $   5,812,547
    Investment securities                            3,389,270        3,383,167
    Loans receivable, net                            1,102,913        1,102,913
    Accrued interest receivable                         46,970           46,970
                                                 -------------    -------------

TOTAL                                            $  10,351,700    $  10,345,597
                                                 -------------    -------------
                                                 -------------    -------------

Financial liabilities:
    Deposits                                     $   6,505,572    $   6,516,714
    Capital lease obligations                        2,500,000        2,500,000
    Accrued interest, taxes and other expenses         284,975          284,975
                                                 -------------    -------------

TOTAL                                            $   9,290,547    $   9,301,689
                                                 -------------    -------------
                                                 -------------    -------------

The Bank also has unrecognized financial instruments at December 31, 1996. These financial instruments relate to commitments to extend credit. The contract amount of such financial instruments total approximately $578,000 at December 31, 1996. Such amount is also considered to be the estimated fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments shown above:

CASH AND CASH EQUIVALENTS:

Because of the short maturity of cash equivalents, the carrying amount reported in the consolidated balance sheet approximates fair value.

INVESTMENT SECURITIES:

The fair value of investment securities is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs.

LOANS RECEIVABLE:

Fair value for loans receivable was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is a reasonable estimate of fair value. For fixed rate and other loans the fair value is estimated based on estimated discounted cash flows using current interest rates. Such computations consider weighted average rates and terms of the portfolio, and are adjusted for credit and interest rate risk inherent in the loans. Since all loans were made in the period October to December 1996 and there has not been a change in interest rates, carrying value approximates fair value.

                                  TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

DEPOSIT LIABILITIES:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit and other time accounts is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

OTHER FINANCIAL INSTRUMENTS:

The fair value of accrued interest receivable and accrued interest, taxes and other expenses is determined to be the carrying amount.

The fair value of capital lease obligations is determined to be the carrying amount since the interest rates on such amounts are considered to be reasonably close to current rates.

The fair value of commitments to extend credit is determined to be the contract amount since these financial instruments generally represent commitments at existing rates.


NOTE 15 - FUTURE CHANGE IN ACCOUNTING PRINCIPLE

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

Statement 125 becomes effective for transactions occurring after December 31, 1996, except that certain provisions of Statement 125 have been deferred by Statement 127. Statement 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Statement 125 also establishes standards on the initial recognition and measurement of servicing assets and other retained interests and servicing liabilities, and their subsequent measurement.

Statement 125 also requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, Statement 125 requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by the creditor.

Statement 130 establishes standards for reporting and display of comprehensive income (as defined) in a full set of general-purpose financial statements. Statement 130 will require classification of items of other comprehensive income by their nature in a financial statement and display of the accumulated balance of other comprehensive income separately from retained earnings (accumulated deficit) and surplus in the equity section of the statement of financial position. Statement 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes.

Management does not believe the application of Statements 125 and 130 will materially affect the Company's consolidated financial position and results of operations.

                                 TOWNE BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997 (UNAUDITED)


NOTE 16 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Consolidated supplemental cash flow disclosures consisted of the following:


                                                                                        NINE MONTHS
                                                                     YEARS ENDED           ENDED
                                                                     DECEMBER 31,       SEPTEMBER 30,
                                                                     ------------           1997
                                                                1995           1996      (UNAUDITED)
                                                                ----           ----      -----------
Cash paid during the year for:
  Interest, including $121,000 in 1996 and
     $215,536 (unaudited) for the nine months
     ended September 30, 1997 relating to
     capital lease obligations                             $     10,463   $    148,484   $    584,790
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------

  Federal income taxes                                     $       -      $     23,474   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------


Non-cash investing and financing activities:
  Capital lease obligations                                $       -      $  2,500,000   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------


  Common stock issued in lieu of paying interest           $    167,983   $      -       $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Deferred selling costs charged to surplus                $    146,105   $     13,049   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Deferred selling costs paid directly by organizers       $     23,597   $      6,438   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Change in net unrealized holding gain on
     available-for-sale investment securities              $       -      $      2,235   $      1,326
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------


Parent company supplemental cash flow disclosures consisted of the following:

                                                                                        NINE MONTHS
                                                                     YEARS ENDED           ENDED
                                                                     DECEMBER 31,       SEPTEMBER 30,
                                                                     ------------           1997
                                                                1995           1996      (UNAUDITED)
                                                                ----           ----      -----------
Cash paid during the year for:
  Interest                                                 $     10,463   $    122,886   $    215,536
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Federal income taxes                                     $      -       $     23,474   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------

Non-cash investing and financing activities:
  Capital lease obligations                                $       -      $  2,500,000   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Common stock issued in lieu of paying interest           $    167,983   $       -      $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Assets transferred to the Bank as part
     of capitalization                                     $       -      $    145,000   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Transfer pre-opening costs and related
     payable to Bank                                       $       -      $     25,254   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Deferred selling costs charged to surplus                $    146,105   $     13,049   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Deferred selling costs paid directly by organizers       $     23,597   $      6,438   $       -
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------
  Change in net unrealized holding gain on
     available-for-sale investment securities              $       -      $      2,235   $      1,326
                                                           ------------   ------------   ------------
                                                           ------------   ------------   ------------


NOTE 17 - CONTINGENT LIABILITIES

In the normal course of business, the Company and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

The Company has a potential contingent liability related to the sale of common stock in its initial public offering, as a result of possible defects in its registration with the Securities and Exchange Commission and various state securities authorities. The maximum potential contingent liability would be the full purchase price of all 370,761 shares sold by the Company, or approximately $4,500,000, plus interest. The Company has retained special securities law counsel to advise it with respect to the matter. The Company believes it can undertake a successful rescission offer to eliminate or materially reduce this potential contingent liability. However, no assurance can be made in that regard.


               This information is an integral part of the accompanying
                          consolidated financial statements.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  TABLE OF CONTENTS
                                                                           Page
                                                                           ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Rescission Offer . . . . . . . . . . . . . . . . . . . . . . . . . . .
Market for Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Busines. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Government Regulation. . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . .
Antitakeover Measures. . . . . . . . . . . . . . . . . . . . . . . . . . .
Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . .




                                    400,000 SHARES




                                     COMMON STOCK




                                     ____________

                                      PROSPECTUS
                                     ____________
















                                _______________, 1997

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Registrant has estimated costs of the Offering as follows:

              Legal                                   $60,000
              Accounting                              $10,000
              Escrow Fee                                 -0-
              Printing and Mailing                     $3,000
              Registration Fees (federal and state)    $1,600
              Miscellaneous                            $5,000

              Total Estimated Expense                 $79,600

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Indemnification of directors, officers, employees and agents is required under Section 1701.13 of the Ohio General Corporation Law ("Ohio GCL") in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a lawsuit. Indemnification is permitted in third party actions where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions where he had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case. In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made either by the court, disinterested directors, by independent legal counsel, or by the shareholders. Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

    Under Section 1701.13 of the Ohio GCL, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation, a director, officer, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Section 1701.13 of the Ohio GCL.

    Article VII of the Company's Articles of Incorporation provides as follows:

                                     ARTICLE VII

         The Corporation shall indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have powers to indemnify to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code. Additionally, and subject to the limitations set forth below, the Corporation shall indemnify its present and past directors for personal liability for monetary damages resulting from breach of their fiduciary duty as directors. Notwithstanding the above, no indemnification for personal liability shall be provided for: (i) any breach of the directors' duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) illegal distribution of dividends; and (iv) any transaction from which the director derived an improper personal benefit.

    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS THEREFORE UNENFORCEABLE.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

         (a) EXHIBITS


Exhibit
Number                            Description
-------                           -----------

  4.1    Second Amended and Restated Articles of Incorporation of Towne Bancorp

  4.2 Code of Regulations of Towne Bancorp, Inc. (Incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 (Registration No. 33-47504) filed on May 4, 1992)

  5.0 Opinion of Porter, Wright, Morris & Arthur regarding the legality of the Shares

 10.1 Incentive Stock Option Plan of Towne Bancorp, Inc. (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, (Registration No. 33-47504) filed on May 4, 1992)

 10.2 Lease by and between Carol A. Hass, Trustee and Towne Bancorp, Inc., dated ____________, 1995, relating to the East South Boundry Street office.

 10.3 Lease by and between Carol A. Mockensturm Hass, Trustee and Towne Bancorp, Inc., dated August 29, 1996, relating to 6401 Monroe Street.

 23.1    Consent of Clifton Gunderson Ltd.

 23.2 Consent of Porter, Wright, Morris & Arthur (included in Opinion set forth as 5.0 hereof)

 24.0    Power of Attorney

 27.0    Financial/Data Schedule

-------------------------

*Filed herewith

    (b) FINANCIAL STATEMENT SCHEDULES

    Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perrysburg, State of Ohio, on December 12, 1997.

                                       TOWNE BANCORP, INC.

                                  By:  /s/ Jerome C. Bechstein
                                      ------------------------------------
                                       Jerome C. Bechstein, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       SIGNATURE                        TITLE                              DATE
       ---------                        -----                              ----

  /s/ Jerome C. Bechstein    President, Chief Executive Officer, )   December 12, 1997
---------------------------  Chief Accounting Officer and        )
   Jerome C. Bechstein       Director                            )
                                                                 )
                                                                 )
   *                         Senior Vice President, Secretary    )   December 12, 1997
---------------------------  and Director                        )
   Lois A. Brigham                                               )
                                                                 )
                                                                 )
   *                         Director                            )   December 12, 1997
---------------------------                                      )
   John Weinert                                                  )
                                                                 )
                                                                 )
                                                                 )
                                                                 )
*By:  /s/ Jerome C. Bechstein                                    )   December 12, 1997
    -------------------------------------                        )
    Jerome C. Bechstein, Attorney-in-fact                        )
    for each of the persons indicated                            )